SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES
II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: https://ri.eletrobras.com/en/. Annex III will be available soon.

Contact RI: ombudsman-ri@eletrobras.com | https://ri.eletrobras.com/en/ | +55 (21) 2514-6333

Video Conference in Portuguese
May 17, 2022
2:30 p.m. (Brasília)
01:30 p.m. (USA Eastern time)
06:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras1T22_638

Video Conference in Portuguese
May 17, 2022
2:30 p.m. (Brasília)
01:30 p.m. (USA Eastern time)
06:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras1T22_638

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Endereço: Rua da Quitanda, 196 – 9º andar. 20090-070, Centro. Rio de Janeiro - RJ
Telefone: (21) 2514-6333 / 4627

ELET B3 LISTED N1 | LATIBEX XELTO&XELTB | ISE B3 | IG SEST NIVEL 1 | Pacto Global Rede Brasileira

DFR - Investor Relations Superintendence
Marketletter - Annex I - 1Q22
Financial Information of the Subsidiaries

ASSETS 03/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Cash and Cash Equivalents	101,900	4,952	117	12,588	3,862	7,841
Accounts Receivable, net	1,326,188	825,258	477,389	1,847,963	0	405,880
Financing and Loans - principal	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0
Marketable Securities	2,143,532	3,004,468	1,271,095	3,333,365	74,203	384,778
Dividends Receivable	110,769	74,693	0	31,851	1,270	0
Deferred Fiscal Assets (Tax and Contributions)	0	80,049	9,901	234,501	4,056	21,640
Income Tax and Social Contribution	104,473	654,119	1,574	0	0	122,578
Derivative Financial Instruments	0	0	0	655,066	0	0
Reimbursement Rights	0	0	3,721	24,597	0	0
Guarantees and Linked Deposits	0	17,465	13,435	0	0	0
Inventory	40,741	81,411	95,376	131,140	0	299,783
Contractual Assets	3,216,612	2,168,216	771,829	1,316,942	0	0
Nuclear Fuel Inventory	0	0	0	0	0	515,244
Financial Assets	0	11,996	0	0	0	0
Others	259,405	675,258	193,197	308,282	0	128,253
TOTAL CURRENT ASSETS	7,303,620	7,597,885	2,837,634	7,896,295	83,391	1,885,997

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	259,488	0	0	525,181	0	0
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	647,112	222	39	111	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	206,311	5,311	243,159	0	0
Income Tax and Social Contribution	0	0	1,419,829	0	0	0
Derivative Financial Instruments	0	0	0	608,923	0	0
Reimbursement Rights	0	0	0	92,239	0	0
Guarantees and Linked Deposits	960,288	562,193	271,554	244,007	0	70,992
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,360,494
Contractual Assets	21,592,923	16,273,064	5,631,734	9,436,377	0	0
Financial Assets	1,453,098	214,429	0	5,235	0	0
Advance for equity participation	0	0	0	0	0	0
Others	158,154	54,725	86,592	659,791	0	2,102,878
TOTAL LONG-TERM ASSETS	25,071,063	17,798,766	7,415,059	11,815,023	0	3,534,364

INVESTMENTS	5,166,813	5,454,771	2,033,672	3,813,462	181,376	0

FIXED ASSETS, NET	7,038,019	2,297,759	2,324,750	7,588,294	38	13,772,526

INTANGIBLE ASSETS	1,152,530	470,669	245,464	2,793,307	0	77,857

TOTAL NON-CURRENT ASSETS	38,428,425	26,021,965	12,018,945	26,010,086	181,414	17,384,747

TOTAL ASSETS	45,732,045	33,619,850	14,856,579	33,906,381	264,804	19,270,744

1

DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

ASSETS 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Cash and Cash Equivalents	116,800	9,762	10,859	33,529	3,811	10,514
Accounts Receivable, net	1,129,389	845,468	390,156	1,888,012	0	285,375
Financing and Loans - Principal	0	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0
Marketable Securities	2,208,058	2,558,187	1,139,995	3,064,153	73,009	711,714
Dividends Receivable	117,586	74,693	0	44,101	1,978	0
Deferred Fiscal Assets (Tax and Contributions)	0	70,705	4,242	194,706	4,041	25,487
Income Tax and Social Contribution	168,130	569,938	18,501	37,485	0	53,532
Derivative Financial Instruments	0	0	0	690,333	0	0
Reimbursement Rights	0	0	3,242	24,351	0	0
Guarantees and Linked Deposits	0	26,491	37,227	0	0	0
Inventory	39,834	79,383	107,490	127,900	0	272,673
Contractual Assets	3,124,010	2,225,993	759,688	1,246,665	0	0
Nuclear Fuel Inventory	0	0	0	0	0	487,895
Financial Assets	0	11,996	0	0	0	0
Others	252,038	627,929	207,639	357,678	0	114,333
TOTAL CURRENT ASSETS	7,155,845	7,100,545	2,679,039	7,708,913	82,839	1,961,523

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	263,295	0	0	1,035,578	0	0
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	554,123	219	39	110	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	204,383	14	241,496	0	0
Income Tax and Social Contribution	0	0	1,500,987	0	0	0
Derivative Financial Instruments	0	0	0	653,022	0	0
Reimbursement Rights	0	0	0	98,070	0	0
Guarantees and Linked Deposits	937,696	322,601	268,619	258,918	0	66,004
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,490,820
Contractual Assets	21,370,408	15,902,163	5,525,451	9,360,590	0	0
Financial Asset	1,449,680	217,429	0	5,235	0	0
Advance for equity participation	0	0	0	0	0	0
Others	164,645	53,509	67,366	637,025	0	2,057,002
TOTAL LONG-TERM ASSETS	24,739,847	17,188,126	7,362,476	12,290,044	0	3,613,826

INVESTMENTS	5,121,806	5,409,581	2,048,185	3,841,526	168,268	0

FIXED ASSETS, NET	7,082,100	2,277,593	2,379,802	7,687,037	41	13,760,535

INTANGIBLE ASSETS	1,175,872	456,549	247,245	2,971,931	(1)	79,193

TOTAL NON-CURRENT ASSETS	38,119,625	25,331,849	12,037,708	26,790,538	168,308	17,453,554

TOTAL ASSETS	45,275,470	32,432,394	14,716,747	34,499,451	251,147	19,415,077

2

DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

LIABILITIES 03/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Suppliers	504,700	312,255	231,020	722,541	0	876,551
Financing, loans and debentures	1,529,309	202,785	326,926	1,366,908	0	370,341
Tax and Social Contributions	122,220	124,254	41,013	3,050	421	79,335
Current Income Tax and Social Contribution	0	0	52,042	76,510	209	93,992
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0
Advance from clients	0	0	0	89,509	0	0
Shareholders' Compensation	895,991	1,330,417	70,909	2,597,909	4,495	0
Estimated Obligations	313,809	338,794	132,646	398,234	781	149,816
Provisions for Litigations	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	20,782	178,928	26,966	0	0	4,961
Leasing (principal)	15,023	37	7,671	188,239	0	6,178
Leasing (charges)	(9,153)	0	(3,676)	(3,592)	0	0
Provisions for Onerous Contracts	0	0	0	10,517	0	0
Concessions payable - Use of public property	1,899	0	3,627	0	0	0
Regulatory fees	97,631	306,216	52,917	430,915	0	18,206
Others	19,064	22,725	288,819	398,052	23,076	46,849
TOTAL CURRENT LIABILITIES	3,511,275	2,816,411	1,230,880	6,278,792	28,981	1,646,229

NON-CURRENT
Suppliers	0	0	46,303	0	0	0
Financing, loans and debentures	5,504,994	944,939	2,983,888	2,987,328	0	6,876,981
Tax and Social Contributions	155,195	0	0	93,041	0	0
Income Tax and Social Contribution	4,182,762	753,881	2,573	1,641,253	13,208	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0
Advance from clients	0	0	0	165,406	0	0
Estimated Obligations	36,347	9,052	12,620	64,038	0	714
Provisions for Litigations	2,588,250	3,401,509	1,093,644	691,512	0	226,820
Provision for uncovered liability on invested companies	729,188	0	0	2,078	0	0
Post-Employment Benefits (Pension Plan Payments)	133,409	3,324,984	516,090	106,740	0	917,798
Leasing (principal)	207,326	1,995	54,613	421,215	0	1,807
Leasing (charges)	(51,095)	0	(19,718)	(5,884)	0	0
Provision for Onerous Contracts	280,528	67,298	80,338	0	0	0
Concessions payable - Use of public property	37,645	0	45,534	0	0	0
Regulatory fees	188,949	231,300	36	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,328,015
Advances for future capital Increase	73,681	0	300,000	0	0	3,593,915
Others	415,774	543,464	70,460	1,808,524	0	0
TOTAL NON-CURRENT LIABILITIES	14,482,953	9,278,422	5,186,381	7,975,251	13,208	14,946,050

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036
Capital reserves	5,053,045	4,916,199	0	0	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729	61,721	0
Additional Dividend Purposed	160,458	0	44,988	0	18,338	0
Accumulated profit/loss	915,787	875,716	319,524	49,310	3,646	(4,530,881)
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	20,854	(1,283,690)
Minority shareholdings	203	0	(21,660)	0	0	0

TOTAL EQUITY	27,737,817	21,525,017	8,439,318	19,652,338	222,614	2,678,465

TOTAL LIABILITIES AND EQUITY	45,732,045	33,619,850	14,856,579	33,906,381	264,804	19,270,744

3

DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

LIABILITIES 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Suppliers	668,272	394,846	318,122	761,502	0	1,240,893
Financing, loans and debentures	1,586,273	199,480	313,847	1,454,890	0	366,242
Tax and Social Contributions	233,007	155,839	27,566	17,444	681	110,612
Current Income Tax and Social Contribution	0	0	0	19,568	56	0
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	22,259
Advance from clients	0	0	0	89,509	0	0
Shareholders' Compensation	894,133	1,298,929	69,231	2,482,651	4,495	0
Estimated Obligations	409,251	353,902	142,120	395,725	754	147,627
Provisions for Litigations	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	32,872	167,869	27,780	0	0	4,783
Leasing - principal	19,532	36	8,313	186,080	0	6,327
Leasing - charges	(9,516)	0	(3,777)	(4,994)	0	0
Provisions for Onerous Contracts	0	0	0	10,517	0	0
Concessions payable - Use of public property	1,860	0	3,510	0	0	0
Regulatory fees	82,806	36,123	50,959	363,790	0	9,235
Others	30,405	35,335	284,377	287,392	22,661	35,588
TOTAL CURRENT LIABILITIES	3,948,895	2,642,359	1,242,048	6,064,074	28,647	1,943,566

NON-CURRENT
Suppliers	0	0	59,052	0	0	0
Financing, loans and debentures	5,795,779	990,166	3,120,447	3,473,194	0	6,958,485
Tax and Social Contributions	159,384	0	0	101,016	0	212
Income Tax and Social Contribution	4,135,512	670,192	0	1,859,412	9,805	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0
Advance from clients	0	0	0	186,348	0	0
Estimated Obligations	36,347	13,046	12,620	64,038	0	1,011
Provisions for Litigations	2,410,282	3,130,760	1,094,094	629,920	0	210,891
Provision for uncovered liability on invested companies	705,864	0	0	2,652	0	0
Post-Employment Benefits (Pension Plan Payments)	135,943	3,314,875	516,373	106,740	0	892,116
Leasing - principal	207,418	2,003	56,106	463,949	0	3,212
Leasing - charges	(50,732)	0	(20,602)	(8,204)	0	0
Provision for Onerous Contracts	280,528	67,298	80,338	0	0	0
Concessions payable - Use of public property	37,202	0	44,453	0	0	0
Regulatory fees	189,887	459,416	38	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,268,301
Advances for future capital Increase	72,065	0	300,000	0	0	3,567,201
Others	389,060	492,978	91,155	1,953,284	0	0
TOTAL NON-CURRENT LIABILITIES	14,504,539	9,140,734	5,354,074	8,832,349	9,805	14,901,429

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036
Capital Reserves	5,053,045	4,916,199	0	0	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729	61,721	0
Additional Dividend Purposes	160,458	0	44,988	0	18,338	0
Accumulated Profit/Losses	0	0	0	0	(0)	(4,639,264)
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	14,581	(1,283,690)
Minority shareholdings	209	0	(20,829)	0	0	0

TOTAL EQUITY	26,822,036	20,649,301	8,120,625	19,603,028	212,695	2,570,082

TOTAL LIABILITIES AND EQUITY	45,275,470	32,432,394	14,716,747	34,499,451	251,147	19,415,077

4

DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear
Operating Revenues	2,787,225	2,002,819	963,983	2,510,754	92	1,025,347

Electric Energy Supply (sell) - Generation	737,543	19,064	497,410	1,667,460	0	1,168,082
Electric Energy Supply - Generation	333,477	188,913	0	414,616	0	0
Short Term Electric Energy - Generation	190,009	35,318	12,400	228,313	0	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	373,512	698,940	0	9,352	0	0
Revenue from Construction of Plants - Generation	3,418	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	459,843	500,638	147,839	174,965	0	0
Revenue from Operation and Maintenance - Transmission	53,528	41,519	91,934	114,947	0	0
Revenue from Construction of Plants - Transmission	252,679	777,596	182,203	211,764	0	0
Financial – Return on Investment - Transmission	15,638	88,230	32,923	10,651	0	0
	815,045	0	95,130	236,531	0	0
Other Revenues	5,396	14,090	14,419	145,014	92	355

Deductions to Operating Revenues	(452,863)	(361,489)	(110,275)	(702,859)	0	(143,090)

Operating Costs	(1,176,699)	(651,977)	(432,432)	(1,059,095)	(975)	(482,765)

Personnel, Supplies and Services	(288,784)	(180,986)	(147,482)	(170,475)	(975)	(146,648)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	0
Energy Purchased for Resale	(277,262)	(50,012)	(148,006)	(48,375)	0	0
Charges upon use of eletricity network	(193,265)	(220,129)	(14,654)	(211,373)	0	(50,067)
Construction	(18,995)	(166,489)	(32,790)	(10,609)	0	0
Electric Energy production cost	(301,928)	0	(20,535)	(315,223)	0	(130,564)
Depreciation and Amortization	(96,465)	(26,246)	(52,935)	(286,867)	0	(141,041)
Operating Provisions	0	0	0	0	0	0
Others	0	(8,115)	(16,030)	(16,173)	0	(14,445)

Operating Expenses	(361,396)	(405,581)	(83,736)	(1,192,294)	0	(170,189)

Personnel, Supplies and Services	(31,274)	(209,274)	(61,119)	(188,153)	0	(109,049)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	2,332
Donations and Contributions	(9,509)	(2,051)	(581)	(1,650)	0	0
Depreciation and Amortization	0	(8,363)	(6,891)	(20,727)	0	(2,787)
Operating Provisions	(249,204)	(158,372)	(14,520)	(957,000)	0	(43,235)
Others	(71,409)	(27,521)	(625)	(24,764)	0	(17,450)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,249,130	945,261	447,815	259,365	(883)	372,393

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	61,629	65,916	29,366	83,586	1,624	12,624
Income from Interest, Commission and Fees	8,666	0	0	0	0	0
Additional Interest on Energy	392	2,259	0	109,885	0	0
Monetary Adjustment Gain	50,293	12,531	2,127	3,010	0	5,134
Exchange Variation Gain	(6,536)	0	97,189	56,162	0	62,520
Gains on Derivatives	0	0	0	0	0	0
Other Financial Income	4,058	2,439	31,809	2,580	0	3,608
Debt Charges - financing and loans	(164,897)	(26,865)	(58,798)	(121,367)	0	(126,190)
Debt Charges - suppliers	0	0	(2,475)	0	0	0
Debt Charges - leasing	(2,767)	(55)	(985)	(135,596)	0	(191)
Charges on shareholders' funds	(21,288)	(31,488)	(1,678)	(55,634)	0	0
Monetary Adjustment Loss	(33,060)	(3,788)	(32,490)	(8,455)	0	(34,177)
Exchange Variation Loss	63,710	0	0	(157)	0	18,485
Loss on derivatives	0	0	0	(79,366)	0	0
Other Financial Expenses	(20,561)	(6,290)	(6,802)	(55,075)	(527)	(111,028)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(60,361)	14,659	57,263	(200,427)	1,097	(169,215)

RESULTS OF EQUITY METHOD INVESTMENTS	116,163	45,190	(14,513)	(5,719)	3,431	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,304,932	1,005,110	490,565	53,219	3,645	203,178

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(390,453)	(129,394)	(171,872)	(3,909)	0	(94,795)

RESULT BEFORE EQUITY PARTICIPATIONS	914,479	875,716	318,693	49,310	3,645	108,383

Minority Participation	6	0	831	0	0	0
NET INCOME FOR THE PERIOD	914,485	875,716	319,524	49,310	3,645	108,383

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DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear
Operating Revenues	2,606,838	1,802,984	780,961	1,523,873	91	751,312

Electric Energy Supply (sell) - Generation	716,384	97,726	375,076	534,533	0	856,125
Electric Energy Supply - Generation	306,989	147,155	0	265,163	0	0
Short Term Electric Energy - Generation	99,363	76,438	6,584	169,146	0	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	373,330	652,445	0	8,291	0	0
Revenue from Construction of Plants - Generation	8,790	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	487,821	347,547	154,523	237,426	0	0
Revenue from Operation and Maintenance - Transmission	41,827	131,915	61,789	59,536	0	0
Revenue from Construction of Plants - Transmission	1,002,795	656,266	227,904	434,626	0	0
Financial – Return on Investment - Transmission	30,772	46,551	22,943	19,389	0	0

Other Revenues	6,731	15,417	17,325	124,218	91	62

Deductions to Operating Revenues	(467,964)	(368,476)	(85,183)	(328,455)	0	(104,875)

Operating Costs	(842,869)	(523,510)	(421,371)	(423,491)	0	(453,325)

Personnel, Supplies and Services	(215,034)	(118,666)	(141,547)	(127,986)	0	(135,051)
Extraordinary Retirement Plan (PAE)	0	0	0	0	0	0
Energy Purchased for Resale	(217,908)	(49,773)	(148,566)	(676)	0	0
Charges upon use of eletricity network	(191,782)	(213,839)	(12,541)	(162,863)	0	(39,877)
Construction	(39,444)	(79,185)	(22,854)	(19,306)	0	0
Electric Energy production cost	(108,660)	0	(29,412)	(10)	0	(125,754)
Depreciation and Amortization	(70,041)	(20,361)	(51,565)	(97,864)	0	(141,543)
Operating Provisions	0	0	(6,097)	0	0	0
Others	0	(41,686)	(8,789)	(14,786)	0	(11,100)

Operating Expenses	(334,833)	(746,829)	(73,198)	(116,451)	(1,156)	(131,995)

Personnel, Supplies and Services	(143,370)	(227,264)	(43,597)	(250,817)	(895)	(97,059)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	2,357
Donations and Contributions	(13,084)	(1,999)	(487)	(1,310)	0	0
Depreciation and Amortization	0	(14,145)	(9,205)	(6,537)	(1)	(7,719)
Operating Provisions	(132,874)	(490,357)	(24,693)	200,169	0	(13,002)
Others	(45,505)	(13,064)	4,784	(57,956)	(260)	(16,572)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,429,136	532,645	286,392	983,931	(1,065)	165,992

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	2,111	(12,623)	1,302	1,652	100	11,500
Income from Interest, Commission and Fees	8,637	0	0	0	0	0
Additional Interest on Energy	360	112,221	0	14,948	0	0
Monetary Adjustment Gain	58,799	51,953	0	18,190	0	626
Exchange Variation Gain	6,669	0	0	0	0	405
Fair value adjustment - RBSE gain	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	284,796	0	0
Other Financial Income	2,786	26,288	10,417	6,042	145	69,412
Debt Charges - financing and loans	(90,205)	(20,721)	(39,393)	(41,878)	0	(117,943)
Debt Charges - suppliers	0	0	(752)	0	0	0
Debt Charges - leasing	(2,704)	(55)	(1,059)	(141)	0	(634)
Charges on shareholders's funds	0	(133,761)	(2,277)	(6,708)	0	0
Monetary Adjustment Loss	(42,909)	(3,841)	(28,112)	(19,370)	0	(6,953)
Exchange Variation Loss	(47,284)	0	(48,003)	(31,868)	0	(33,286)
Fair value adjustment - RBSE loss	0	0	0	0	0	0
Losses on derivatives	0	0	0	0	0	0
Other Financial Expenses	(20,837)	(4,328)	(15,886)	(24,114)	(242)	(56,669)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(124,577)	15,133	(123,763)	201,549	3	(133,542)

RESULTS OF EQUITY METHOD INVESTMENTS	(112,461)	48,486	8,891	268,228	4,400	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,192,098	596,264	171,520	1,453,708	3,338	32,450

Income Tax and Social Contribution and Fiscal Incentives Revenue	(448,103)	(130,339)	(56,126)	(343,901)	829	(45,040)

RESULT BEFORE EQUITY PARTICIPATIONS	743,995	465,925	115,394	1,109,807	4,167	(12,590)

Minority Participation	(9)	0	725	0	0	0
NET INCOME FOR THE PERIOD	744,004	465,925	116,119	1,109,807	4,167	(12,590)

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DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

CASH FLOWS 03/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	1,304,932	1,005,110	490,565	53,219	203,178	3,645

Depreciation and Amortization	96,465	34,609	59,826	307,594	143,828	0
Net monetary variations	(17,233)	(8,743)	30,363	5,445	29,043	0
Net exchange variations	(57,174)	0	(97,189)	(56,005)	(81,005)	0
Financial Charges	180,286	58,408	63,936	312,597	126,381	0
Financial Income - Concession Assets	(1,596,733)	(1,407,983)	(550,029)	(748,858)	0	0
Construction Income - Transmission	15,577	132,862	32,790	10,609	0	0
Regulatory Remeasurements - Transmission Contracts	0	0	0	0	0	0
Result of equity method investees	(116,163)	(45,190)	14,513	5,719	0	(3,431)
Operating Provisions	249,204	158,372	14,520	957,000	43,235	0
Minor shareholders' share	6	0	0	166	0	0
Encargos financeiros incidentes sobre a remuneração dos acionistas	0	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	79,366	0	0
Other adjustments before IR / CS (LAIR)	(49,430)	59,102	1,473	(43,863)	225,596	0
(Increase) decrease on operating assets/liabilities	(598,383)	(100,882)	(312,160)	(76,016)	(472,231)	1,029

Cash flows from Operating Activities	(588,646)	(114,335)	(251,392)	806,972	218,025	1,243

Payment of interests	(146,085)	(27,119)	(42,591)	(122,735)	(125,519)	0
Receipt of RAP and indemnities	1,281,616	1,094,859	411,516	602,794	0	0
Receipt of financial charges	0	0	0	0	0	0
Payment of income tax and social contribution	(246,695)	(123,270)	(21,344)	(116,076)	(94,795)	0
Payment of refinancing of taxes and contributions - principal	(7,469)	0	0	(134,614)	0	0
Receipt of financial asset compensation	80,357	0	0	12,250	0	0
Pension Plan Payments	(19,619)	(78,225)	(1,054)	0	(1,317)	0
Payment of legal provisions	0	0	(23,366)	(35,158)	0	0
Judicial Deposits	(6,141)	(54,324)	30,536	(18,542)	0	0

Net Cash from (used in) Operating Activities	347,318	697,586	102,305	994,891	(3,606)	1,243

Cash Flows from Financing Activities
Loans and financing	0	0	0	0	0	0
Payment of Loans and financing - principal	(336,013)	(45,324)	(75,428)	(497,498)	(85,538)	0
Payment of Shareholders Remuneration	(19,430)	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	0
Payment of leasing - IFRS 16	(6,895)	0	(1,149)	(172,449)	(1,746)	0
Others	0	(477,772)	0	(24,889)	0	0
Net Cash from (used in) Financing Activities	(362,338)	(523,096)	(76,577)	(694,836)	(87,284)	0

Cash Flows from Investment Activities

Loans and financing - payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(27,966)	(41,004)	(1,653)	(41,126)	(154,355)	2
Acquisition of intangible assets	(1,042)	(5,434)	(2,027)	(48)	(839)	0
Capital investment in equity investments	(396)	0	0	0	0	0
Investment for future capital increases	(15,577)	(132,862)	0	(10,609)	0	0
Disposal of investments in equity interests	0	0	0	0	0	0
Others	45,101	0	(32,790)	(269,213)	243,411	(1,194)
Net Cash from (used in) investments activities	120	(179,300)	(36,470)	(320,996)	88,217	(1,191)

Net increase (decrease) in cash and cash equivalents	(14,900)	(4,810)	(10,742)	(20,941)	(2,673)	51
Cash and cash equivalents – beginning of period	116,800	9,762	10,859	33,529	10,514	3,811
Cash and cash equivalents – end of period	101,900	4,952	117	12,588	7,841	3,862
	(14,900)	(4,810)	(10,742)	(20,941)	(2,673)	51

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DFR - Investor Relations Superintendence Marketletter - Annex I - 1Q22 Financial Information of the Subsidiaries

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	1,192,098	596,264	171,520	1,453,708	32,450	3,338

Depreciation and Amortization	70,041	34,506	60,770	104,401	149,262	1
Net monetary variations	(15,890)	(48,112)	28,112	1,180	6,327	0
Net exchange variations	40,615	0	48,003	31,868	32,881	0
Financial Charges	84,272	154,537	43,481	48,727	118,577	0
Financial Income - Concession Assets	(211,672)	(244,849)	(136,126)	(199,123)	0	0
Construction Income	(39,562)	(46,551)	(22,943)	(19,389)	0	0
RBSE Income	(791,123)	(411,417)	(91,778)	(235,503)	0	0
Result of equity method investees	112,461	(48,486)	(8,891)	(268,228)	0	(4,400)
Operating Provisions	132,874	490,357	24,693	200,169	12,213	0
Minor shareholders' share	9	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(284,796)	0	0
Other adjustments before IR / CS (LAIR)	24,662	34,708	(196,679)	0	115,342	0
(Increase) decrease on operating assets/liabilities	(353,327)	171,389	130,306	(3,044)	(470,613)	(7,090)

Cash flows from Operating Activities	245,458	682,346	50,468	829,970	(3,561)	(8,151)

Payment of interest	(84,791)	(17,446)	(28,515)	(34,536)	(118,363)	0
Receipt - amortization of contractual asset (RAP)	74,555	106,436	260,485	437,033	0	0
Receipt - amortization of contractual asset (RBSE)	1,113,744	717,415	149,216	(344,463)	0	0
Receipt of financial charges	0	0	0	0	0	0
Payment of income tax and social contribution	(329,755)	(105,596)	(140,059)	(36,206)	(45,040)	829
Payment of refinancing of taxes and contributions - principal	(7,284)	0	0	0	0	0
Receipt of remuneration for investments in equity interests	6,687	0	0	0	0	6,464
Pension Plan Payments	(20,850)	(48,820)	(927)	0	(1,192)	0
Payment of legal provisions	0	(14,612)	(29,087)	(394,079)	0	0
Judicial Deposits	(14,865)	(3,106)	(1,682)	0	(381)	0

Net Cash provided by Operating Activities	982,899	1,316,617	259,899	457,719	(168,537)	(859)

Financing Activities
Loans and financing	0	0	0	0	0	0
Payment of Loans and financing - principal	(331,940)	(57,676)	(113,841)	(34,937)	(78,376)	0
Payment of Shareholders Remuneration	0	0	(30,300)	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	(90,782)	0	850,000	0
Payment of leasing - IFRS 16	(5,495)	0	(2,962)	(3,796)	(7,046)	0
Others	270	0	1,155	0	0	0
Net Cash provided by Financing Activities	(337,165)	(57,676)	(236,730)	(38,733)	764,578	0

Investment Activities

Loans and financing - payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(46,436)	(16,984)	(3,675)	(136,572)	(189,979)	(41)
Acquisition of intangible assets	(810)	(4,762)	(937)	(3,305)	(8,711)	0
Capital investment in equity investments	(2,244)	0	0	0	0	(17,495)
Investment for future capital increases	0	0	0	0	0	0
Disposal of investments in equity interests	0	0	0	0	0	18,276
Others	(747,358)	(1,228,341)	(22,854)	(275,170)	(399,289)	0
Net Cash from investments activities	(796,848)	(1,250,087)	(27,466)	(415,047)	(597,979)	740

Net increase (decrease) in cash and cash equivalents	(151,114)	8,854	(4,297)	3,939	(1,938)	(119)
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	1,145	9,051	182
Cash and cash equivalents – end of period	126,334	67,402	6,377	5,084	7,113	64
	(151,114)	8,854	(4,297)	3,939	(1,938)	(118)

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

FURNAS DESCRIPTION

Analysis of Income

The Company posted in 1Q22 an income of 22.9% higher that recorded in 1G21, going from a profit of R$ 744 million in 1Q21 to a profit of 914 million in 1Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 6.9% in 1Q22 compared to 1Q21, going from R$ 2,607 million in 1Q21 to R$ 2,787 million in 1Q22. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Generation	1,637,959	1,504,856	8.8
Supply	737,543	716,384	3.0	The variation is mainly due to: (i) higher dispatch from the Santa Cruz thermal plant in 2022, representing an increase of R$ 16 million; (ii) an increase of R$14 million due to seasonality and price adjustment of the ACR (Regulated Market) contracts of approximately 8% (R$174 million in 1Q21 and R$188 million in 1Q22); (iii) an increase of approximately R$6.5 million in Brasil Ventos Energia's revenue; partially offset by (iv) lower amount of energy traded on the ACL (Free Market) (2,320GWh in 1Q21 to 2,008 GWh in 1Q21, representing a decrease of R$ -16 million.
Provision	333,477	306,989	8.6	The variation is mainly due to: (i) readjustments in the unit prices of the supply contracts, linked to HPP Itumbiara (Law 13,182), of approximately 9%, resulting in an increase of R$ 23 million in the period; (ii) start of new supply contracts initiated in 2022, representing an increase of R$ 3 million.
Short Term Market (CCEE)	190,009	99,363	91.2	The variation is mainly due to: (i) variation of the GSF for the period, which increased by approximately 6% (average of 89% in 2021 and 95% in 2022), despite the drop in the average PLD (Differences Settlement Price) of R$ 172.57 in 1Q21 to R$ 55.70 in 1Q22), and due to the lower energy sales in the period which, added to the off-order dispatch of TPP Santa Cruz, provided a greater amount of energy to be settled compared to the previous period and consequent higher result in the MCP (Short-term Market).
O&M Revenue - Upgraded Power Plants Law 12783/2013	373,512	373,330	0.0	The variation is mainly due to: (i) annual adjustment of RAG (approximately 2.2%), which reflects an increase of R$ 7 million, according to Aneel Homologatory Resolution nº 2,902/2021; effect canceled by (ii) variation of CFURH and, consequently, of PIS/COFINS, which represented an impact on revenue of approximately R$ -7 million for the period.
Revenue from Generation Construction	3,418	8,790	-61.1	The variation is mainly due to: (i) investment made in the period. The variations that occurred in the Furnas plants in the amount of R$ -6.26 million (1Q21 = R$ 6.52 million and in 1Q22 = R$ 266 thousand) and Porto Colombia in the amount of R$ -464 thousand (1Q21 = BRL 751 thousand and in 1Q22 = BRL 287 thousand).
Transmission	1,596,733	1,563,215	2.1
Revenue from Operation & Maintenance – Renewed Lines	459,843	487,821	-5.7	The variation is mainly due to the following reason: (i) due to a decrease, in 2022, in the amount billed by facilities dedicated to Itaipu. This drop was due to the reduction in the amounts of distributors. Remembering that the amount billed by Itaipu is the product of an amount x a tariff, and although the tariff was readjusted, the amount was reduced.
				Itaipu's revenue is the revenue from facilities dedicated to the transport of energy from Itaipu, which payment is made by Shareholder Distributors. This revenue is defined as follows: amount (defined in ANEEL's resolution) x Itaipu's TUST -Tariff for the Use of the Transmission System- (defined in ANEEL's resolution), with the product being the revenue to be paid by each distributor.
Revenue from Operation & Maintenance	53,528	41,827	28.0	The variation is mainly due to: (i) increase due to the change of tariff cycles, based on the current regulation (REH No. 2,959/21), which in its annexes details the readjustments of the RAPs of the Transmition Companies. Highlight for the Ibiúna-Bateias contract, which increased by 34%, representing R$ 15. million in billed RAP (Annual Allowed Revenue).
Financial - Return on Investment - RBSE	815,045	791,123	3.0	The variation is mainly due to: (i) increase in the active balance of the RBSE (Basic Network of the Existing System), mainly due to the reprofiling of the RBSE and the complementary consideration of the KE in the RAPs (Annual Allowed Revenue) related to the RBSE, recorded in September 2021.
Revenue from Construction	15,638	30,772	-49.2	The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contract 062/2001.
Contractual Revenue - Transmission	252,679	211,672	19.4	The variation is mainly due to: (i) increase in the balance of contractual assets related to contract 062/2001, resulting from the adjustment made in September 2021, due to the reestimates of the evolution of the execution of the transmission projects in progress and ANEEL authorizations for RAPs for completed transmission projects.
Other Revenues	5,396	6,731	-19.8	The variation is mainly due to: (i) higher volume of revenue from 'operating, communication and teleassistance' services provided by FURNAS in 1Q21, generating an impact of R$ -1.4 million compared to 1Q22, which the main client was Cotesa Engenharia Ltda.
Deductions from Operating Revenue	-452,863	-467,964	-3.2	The variation is mainly due to the increase of: (i) CFURH R$ 4.7 million; (ii) CDE (Energy Development Account) R$ 6 million; (iii) PROINFA R$6.9 million; in contrast to the reduction in (iv) PIS/COFINS R$ -32.5 million.
ROL	2,787,225	2,606,838	6.9

Operating Costs and Expenses

The Operating Costs and expenses posted an increase of 30.6% in 1Q22 compared to 1Q21, going from R$ 1,178 million in 1Q21 to R$ 1,538 million in 1Q22, in view of the reasons below:

PMSO - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Personnel	-193,131	-250,606	-22.9	The change is mainly due to:
				(i) reduction in the item "Profit Sharing (PLR)- Provision" in 1Q22, due to reversal of part of the provisioned balance of PLR/2020 (R$ 56.9 million); (ii) an increase of R$1.9 million in Labor Claims; partially offset by (iii) the increase in the additional items for length of service (R$ 4.1 million) influenced by the last salary readjustment (ACT21 - IPCA 6.7%), and hazardous work (R$ 3.8 million ) due to the return to face-to-face activities; (iv) reduction of R$ -7.9 million in the Consumption of Activities item, causing an increase in Personnel, as less expenses were directed to investment; (v) readjustment of 6.76% referring to the Collective Labor Agreement ACT 2021-2022, applied from November 2021 (agreement date), but retroactive to May 2021 (ACT base date), with effects on wages , benefits, 13th salary, among others; payment of a non-recurring indemnity allowance of approximately R$ 14 million related to the change in the conditions of the health plan and an increase in the co-participation of the companies' employees.
Material	-5,670	-5,588	1.5	No relevant variation
Services	-121,257	-102,210	18.6	The variation is mainly due to: (i) the R$19.1 million increase in Medical, Hospital and Dental Care, due to the retention of expenses related to the use of the health plan due to the pandemic, where elective surgeries were not being authorized and use of the plan dropped during the critical period of the pandemic, nor were occupational exams being performed.
Other	-80,918	-58,589	38.1
Donations and Contributions	-9,509	-13,084	-27.3	The variation is mainly due to the reduction of: (i) Amounts paid as "Contribution to CEPEL" in 1Q22, compared to 1Q21 (approximately R$ -650 thousand per month); (ii) Donation to schools and road maintenance in the amount of R$ -1.39 million.
Other Operating Expenses	-71,409	-45,505	56.9	The variation is mainly due to:
(i) impact in 1Q22 in the Indemnity, losses and damages item in the amount of R$ 19.6 million due to the lawsuit filed by CAEFE (Collection of administrative expenses related to the agreement signed between the parties, including legal fees and interest/monetary correction) ;
				(ii) increase in the item Taxes and Fees - IPTU (Property tax) in the amount of R$ 1.4 million.
TOTAL PMSO	-400,976	-416,993	-3.8

9

DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

Operating Costs - BRL Thousand	1Q22	1Q21	Variation (%)
Energy Purchased for Resale	-277,262	-217,908	27.2	The variation is mainly due to: (i) price readjustment of the current purchase agreements of approximately 22% in the period, representing an increase of approximately R$ 48 million; (ii) purchases made in 1Q22 (taking advantage of market opportunities, including incentivized energy), without comparison in 2021, totaling an increase of R$36 million for the period; (iii) difference in purchases in the Short-term Market, since, in 1Q22, the results were positive, therefore, there was no purchase in the MCP (Short-term Market), while in the 1Q21, although the results were positive in the MCP, in the first two months of 2021 Furnas presented a total negative result of R$ -17 million, as there were amounts withheld at the CCEE (Brazilian Electric Energy Trading Chamber) due to the judicialization of the sector and such results allowed the use of this credit at the time; (iv) remaining difference (-R$ 8 million) is due to Cofins/Pasep credits.
Charges on Electricity Grid Use	-193,265	-191,782	0.8	The variation is mainly due to: (i) readjustment of transmission tariffs that changes every July of each year.
Construction Expense	-18,995	-39,444	-51.8	The variation is mainly due to: (i) variations in investments in generation and transmission contracts in the period. Construction expenses in Generation in 1Q21 totaled R$ -8.8 million and in 1Q22 the amount was R$ -3.4 million. In terms of transmission, the amount referring to contract 062/01 in 2021 was R$ -30.1 million and in 2022 it was R$ -14.9 million. In the other contracts, the amounts for 2021 and 2022 totaled R$ -524 thousand and R$ -717 thousand, respectively.
Fuel	-301,928	-108,660	177.9	The variation is mainly due to the difference in the dispatch of the Santa Cruz plant, which in 1Q22 had a generation of 557,686 MWh and in the same period of 2021 a generation of 272,552 MWh, representing an increase of approximately 285,000 MWh.
Depreciation and Amortization	-96,465	-70,041	37.7	The variation is mainly due to: (i) increase in accumulated amortization, caused by the monthly quota in the amount of $ 6.6 million of the GSF effect of the extension of the concession term for the plants affected by Resolutions: REH 2,932/ 21 and REH 2919/21;
				(ii) the impact of R$7.2 million related to the depreciation/amortization of Brasil Ventos energia.
TOTAL Operating Costs	-887,915	-627,835	41.4

Operating Provisions - BRL Thousand	1Q22	1Q21	Variation (%)
-249,204	-132,874	87.5	The composition of provisions in 1Q22 is mainly due to:
a) Contingencies: Constitution of R$ -176.6 million, with emphasis on (i) Environmental/Land (Constitution of R$ 70 million) due to the change in the risk classification of a lawsuit filed by the Municipality of Capitólio (R$ 64 million), referring to the execution of works and services as a result of the construction of HPP Furnas; (ii) Constitution of R$ 46.4 million for Civil Contingencies referring to the updating of values of several dispersed lawsuits (R$ +45 million); (iii) Constitution of R$ 47.2 million for Regulatory Contingency, with highlights: the updating of values of several processes (R$ +20 million) and the new provisioning of a process of R$ +27 million (ANEEL - Notice of Infration).
b) Allowance for Doubtful Accounts: Constitution of R$ -25.08 million referring to the variation of the dollar, the index used for GAMEK's debt, partially offset by the variation of the IGPM that is used in Manso.
c) GAG Improvement: Constitution of R$ -24.25 million;
				d) Unsecured liabilities - subsidiaries: Constitution of R$ -23.3 million, referring to the reflection in Furnas of the subsequent events of the decision of the arbitration procedure CCI nº 21511/ASM/JPA (C-21673/ASM) in Santo Antônio Energia. The value of Mesa liability (SAE) is adjusted for inflation according to the IGP-M, CDI interest + 1% or 2x SELIC, whichever is lower; plus 1% fine on the corrected amount. In addition, the provision for unsecured liabilities in 4Q21 was updated.

Financial Income - BRL Thousand	1Q22	1Q21	Variation (%)
Financial Revenue	118,502	79,362	49.3
Revenue from Financial Investments	61,629	2,111	2,819.4	The variation mainly refers to: (i) increase in earnings of Banco do Brasil S.A by R$52,764 million.
Revenue from Financing and Loans	8,666	8,637	0.3	The variation mainly refers to: (i) maintenance of the variation in the indexes of the amounts receivable from CELG (IGPM1 - around 5%) and Eletronuclear (IPCA - around 2%) in the two analyzed periods.
Energy Late Payment Addition	392	360	8.9	The variation mainly refers to: (i) increase in revenue from charges of Brazilian Electric Energy Trading Chamber (CCEE), Short-Term Market settlement of approximately R$32 thousand.
Inflation Adjustment on Assets	50,293	58,799	-14.5	The variation mainly refers to: (i) higher monetary variation on the Electricity Supply, which occurred in January and March 2021, in the order of R$ 8 million on receipts from the CCEE, which did not occur in 2022
Exchange Rate Change on Assets	-6,536	6,669	-198.0	The variation mainly refers to: (i) negative variation of the foreign currency quotation in 1Q22, while, in the same period of 2021, there was a positive variation, which mainly impacted the energy customer bill in dollar. (in 2022: from 5.5805 to 4.7378 and in 2021: from 5.1967 to 5.6973). Client: GAMEK - Utilization Office of Middle Kwanza.
Other Financial Revenues	4,058	2,786	45.7	The variation mainly refers to: (i) reduction in the devaluation of CHESF assets interest 1Q21 (devalued R$ 1,166) x 1Q22 (devalued R$ 51).
				These assets refer to the 7,024 preferred shares of Chesf that Furnas owns. Each quarter, the investment is adjusted by the unit value of the share. There was a devaluation of this investment in the 2 periods analyzed, being higher in 1Q21 when compared to 1Q22.
Financial Expenses	-178,863	-203,939	-12.3
Debt Charges - Loans and Financing	-164,897	-90,205	82.8	The variation mainly refers to: (i) the capture of 4 new loan contracts in 3Q21, impacting approximately higher R$ 47 million in the result of 1Q22 in relation to 1Q21; and (ii) increase in loan indexes in 1Q22 compared to the same period in 2021 (impact of approximately higher R$30 million on the result in 1Q22 compared to 1Q21).
Charges - Leasing	-2,767	-2,704	2.3	The variation refers to a higher adjustment to present value on leasing in 1Q22 compared to the same period in 2021.
Charges on Shareholders’ Compensation	-21,288	0	-	The variation mainly refers to: (i) increase in dividends of R$8 million and increase in interest on equity of R$13 million and; (ii) Minority shareholders: increase in dividends of R$36 thousand and increase in JCP (interest on own capital) of R$58 thousand. The variation is due to the update of the base, which was approximately R$ 0 million in 2021 and, for 2022, it is approximately R$896 million, as the update of the base is updated by SELIC (2021 - 0.48% / 2022 - 2.39%), and in 2021, it occurred in April and, in 2022, in March.
Inflation Adjustment on Liabilities	-33,060	-42,909	-23.0	The variation mainly refers to: (i) settlement of some loan contracts with Eletrobras, causing the result of 1Q22 to be lower than that of 1Q21, with an impact of approximately R$ 14 million less on the result of 2022; (ii) The increase in the Debentures index made their variation approximately R$4 million more, leading to a total variation of approximately R$10 million.
Exchange Rate Change on Liabilities	63,710	-47,284	-234.7	The variation mainly refers to: (i) the drop in the foreign currency exchange rate in the analyzed period of 2022 compared to the same period of 2021, when it presented a positive variation, mainly impacting loans payable in dollars. (In 1Q22: from 5.5805 to 4.7378 and in 2021: from 5.1967 to 5.6973). Currently, 5% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for contract ECR 258/97 - BID 1051).
Other Financial Expenses	-20,561	-20,837	-1.3	The variation mainly refers to: (i) reduction in contractual fines of R$ 13.4 million; and increase in the following items: (ii) Itaipu Agreement - liability update (R$ 3.6 million); (iii) SELIC interest on outstanding R&D balance (R$ 3.3 million); (iv) Fine - Notices of Infraction (R$ 2.2 million); (v) Installment REFIS Law 12,865/2013 (R$ 2.2 million); (vi) Monetary restatement of AFAC - advance for future capital increase of Eletrobras (R$ 1.3 million); and (vii) Update of the Special Tax Regularization Program - PERT 2017 (R$0.6 million).
Financial Income	-60,361	-124,577	-51.5

Equity Interests (Equity Method) - BRL Thousand	1Q22	1Q21	Variation (%)
Equity Interests (Equity Method)	116,163	-112,461	203.3	The variation is mainly due to the impact of the following companies:
1 - Positive impacts on the result: Interligação Elétrica do Madeira (R$ 4.6 million); Chapecoense Geração S.A. (R$ 7.7 million): Increase in revenue due to IPCA tariff updates; Madeira Energia S.A. (R$ 219.5 million): After the launch of the 1st and 2nd arbitration in Santo Antônio, MESA's shareholders' equity was negative. Thus, in 4Q21, the total investment has come to zero and an unsecured liability was constituted in proportion to Furnas' interest. So in 1Q22, when the SPE dealt with the effects of arbitrations, Furna's equity income was not accounted, since they were already considered in 4Q21, but a complement to the provision for unsecured liabilities; and Enerpeixe S.A. (R$5.9 million);
				2 - Negative impacts on the result: Teles Pires Participações (R$ -8.2 million): In Feb/2021, credits related to Historic GSF occured, positively impacting the result. The same did not occur in 1Q22.

Income Tax and CCSL - BRL Thousand	1Q22	1Q21	Variation (%)
Current IR and CSLL	-343,203	-547,646	-37.3	Although the pre-tax result in the first quarter of 2022 was higher than the pre-tax result in the quarter of 2021, the amounts referring to the RBSE (Basic Network of the Existing System) indemnity in the quarter of 2021 were higher than the first quarter of 2022, causing higher taxation in the quarter of 2021.
Deferred IR and CSLL	-47,250	99,543	147.5	From the initial adoption carried out in the first quarter of 2021 of the Contract Asset, the entire transmission asset is included in the calculation of Deferred Liabilities. First quarter 2022 deferred from the acquisitions of gas and transportation of Usina de Santa Cruz and IFRS deferred, which did not happen in the first quarter of 2021. Values of reversal of contingencies higher than the constitution of contingencies.
Minority Interest	6	-9	166.7	Reflections of Equity Participations had little impact on Furnas' results.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

CHESF DESCRIPTION

Analysis of Income

The Company posted in 1Q22 an income of 88% higher that recorded in 1Q21, going from a profit of R$ 466 million in 1Q21 to a profit of R$ 876 million in 1Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 11.1% in 1Q22 compared to 1Q21, going from R$ 1,803 million in 1Q21 to R$ 2,003 million in 1Q22. The variations of each income account are detailed below:

Gross Revenue - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Generation	942,235	973,764	-3.2
Supply	19,064	97,726	-80.5	The variation is mainly due to: (i) Reduction of 142 average MW sold in the ACL (Free Market) in the accumulated in Mar/22, in relation to the same period of the previous year, due to the commercialization strategy adopted; (ii) in 1Q22, revenues from wind farms with reserve contracts, in the order of R$ 12 million (2022 - Pindaí), were classified under CCEE, while in 1Q21 they were classified as supply.
Provision	188,913	147,155	28.4	The variation is mainly due to: (i) increase, in the period, of about 38 average MW in the consumption of industrial customers reached by Law 13,182/2015 in the accumulated until March/2022, compared to the same period of the year previous. Due to the problems faced by a consumer in the State of Alagoas that lasted from May/2019 until the first months of 2021, in that period there was a reduction of about 60 average MW in relation to the historical average.
Short Term Market (CCEE)	35,318	76,438	-53.8	The variation is mainly due to: (i) variation in the average PLD (Differences Settlement Price) from R$159.91/MWh (accum. Mar/2021) to R$56.21/MWh (accum. Mar/2022); (ii) maintenance of the GSF injunction, equivalent to R$36 million, until May/2021, having no effect in 1Q22; (iii) reclassification of revenues from the plants of the Pindaí complex which, after the incorporation in March/2021, began to be recorded in the CCEE (Brazilian Electric Energy Trading Chamber) account, representing approximately R$ 12 million in 1Q22.
O&M Revenue - Upgraded Power Plants Law 12783/2013	698,940	652,445	7.1	The variation is mainly due to: (i) annual adjustment of the RAG of about 6.5%, according to Ratifying Resolution No. 2,902/2021 (2021-2022 cycle), and a 3.97% increase in CFURH in the accumulated in Mar/22 compared to the accumulated in Mar/21.
Transmission	1,407,983	1,182,279	19.1
Revenue from Operation & Maintenance – Renewed Lines	500,638	440,946	13.5	The variation is mainly due to: (i) publication of REH Aneel 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle, the recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.
Revenue from Operation & Maintenance	41,519	38,516	7.8	The variation is mainly due to: (i) publication of REH Aneel 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle (including the effects of the tariff review of concession contracts 006/2009, 007 /2005, 017/2009 and 018/2009), the recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.
Financial - Return on Investment - RBSE	516,019	411,417	25.4	The variation is mainly due to: (i) increase in the asset balance of the RBSE (Basic Network of the Existing System) , mainly due to the reprofiling of the RBSE, the complementary consideration of the KE in the RAPs related to the RBSE and the completion of the inspection of the BRR appraisal report of the contract 061/2001, registered in September 2021.
Revenue from Construction	88,230	46,551	89.5	The variation is mainly due to: (i) the increase in the volume of transmission projects being built by the company between the periods, mainly in contract 061/2001. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system.
Contractual Revenue - Transmission	261,577	244,849	6.8	The variation is mainly due to: (i) increase in contractual assets related to contract 061/2001, due to the increase in the volume of transmission projects being built by the company between the periods.
Other Revenues	14,090	15,417	-8.6	The variation is mainly due to: (i) the increase in revenues from operation and maintenance services [+R$0.5 million]; partially offset by (ii) the reduction in rental income [-R$1.9 million].
Deductions from Operating Revenue	-361,489	-368,476	-1.9	The variation is mainly due to: (i) reduction of PIS/COFINS between the compared dates, [-R$ 41.4 million]; (ii) increase in CFURH between the compared dates [+R$8.9 million]; (iii) reduction in R&D/TFSE between the compared dates [-R$ 2.1 million]; (iv) reduction of RGR (Reversal Global Reserve) between the compared dates [-R$ 4.1 million]; (v) increase in PROINFA between the compared dates [+R$ 15.9 million]; (vi) increase in ICMS between the compared dates [+R$9.2 million]; (vii) increase in CDE (Energy Development Account) between the compared dates [+R$ 6.7 million].
ROL	2,002,819	1,802,984	11.1

Operating Costs and Expenses

The Operating Costs and Expenses posted a decrease of 16.7% in 1Q22 compared to 1Q21, going from R$ 1,270 million in 1Q21 to R$ 1,058 million in 1Q22, with the variations below:

PMSO - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Personnel	-332,365	-297,734	11.6	The variation is mainly due to: (i) increase in expenses with salaries [+R$ 3.7 million] mainly resulting from the 6.76% readjustment referring to the Collective Labor Agreement - ACT 2021-2022, applied from November 2021 (agreement date), but retroactive to May 2021 (ACT base date), with effects on salaries, benefits, Christmas bonus salaries, among others; (ii) increase with vacations [+R$6.4 million]; (iii) increase in INSS/FGTS contributions [+R$2.5 million]; (iv) annual increase [+R$1.7 million]; (v) increase with hazardous activities [+R$ 1.8 million]; (vi) increase in the cost of interest due to the actuarial liability of the CD and BD benefit plans [+R$36.8 million]; on the other hand we had ; (vii) reduction in medical/hospital expenses (co-participation) [-R$ 1.4 million]; (viii) reduction in expenses with food/education/transport assistance [-R$ 1.2 million]; (ix) greater allocation of expenses in investment activity [-R$15.7 million] in the period, with the amount recorded in 1Q22 of R$31.1 million, against R$15.4 million in 1Q21.
Material	-9,426	-7,046	33.8	The variation is mainly due to: (i) increase in fuel/lubricant expenses [+R$ 2.2 million] for minor maintenance.
Services	-48,469	-41,150	17.8	The variation is mainly due to: (i) increase in maintenance services for operating assets [+R$ 2.2 million]; (ii) increase in cleaning and maintenance services for properties and facilities [+R$ 3.9 million]; (iii) increase in freight transportation [+R$ 1.6 million]; (iv) increase in surveillance services [+R$1.9 million]; on the other hand, we had: (v) reduction in expenses with hired labor [-R$ 2.3 million] due to the improvement in processes.
Other	-37,687	-56,749	-33.6
Donations and Contributions	-2,051	-1,999	2.6	Immaterial variation.
Other Operating Expenses	-35,636	-54,750	-34.9	The variation is mainly due to: (i) reduction in expenses with indemnities, losses and damages of [-R$ 39.5 million]; partially offset by (ii) increase in taxes (mainly IPTU - property tax) [+R$ 6.4 million]; (v) increase in expenses with outpatient clinics and occupational health [+R$4.1 million]; (vi) recording of write-offs for conversion to payments in guarantees [+R$9.2 million], with no counterpart in 2021.
TOTAL PMSO	-427,947	-402,679	6.3

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

Operating Costs - BRL Thousand	1Q22	1Q21	Variation (%)
Energy Purchased for Resale	-50,012	-49,773	0.5	The variation is mainly due to: (i) monetary correction for the purchase contracts in 2022 in the order of 10%, despite the reduction in purchase volume of about 5 average MW in the amount of energy purchased in 1Q22, due to seasonality in the purchase agreement, which energy allocation in the first months of 2022 was lower than the allocation made in 1Q21
Charges on Electricity Grid Use	-220,129	-213,839	2.9	The variation is mainly due to: (i) readjustment of about 2.8% of TUST (Tariff for the Use of the Transmission System), determined by ANEEL Homologatory Resolution No. 2,896/2021 (cycle 2021-2022), as of Jun/21
Construction Expense	-166,489	-79,185	110.3	The variation is mainly due to: (i) expenses incurred (appropriated and allocated) in transmission investment events in progress. Additionally, the company obtained a negative construction margin (when compared with the transmission construction revenue), due to re-estimates of the evolution of the execution of the transmission projects in progress (also due to the delay of works) and the identification of investments made still without authorized RAPs, mainly related to contract 061/2001.
Depreciation and Amortization	-34,609	-34,506	0.3	Immaterial variation.
TOTAL Operating Costs	-471,239	-377,303	24.9

Operating Provisions - BRL Thousand	1Q22	1Q21	Variation (%)
Operating Provisions	-158,372	-490,357	-67.7	The composition of provisions in 1Q22 is mainly due to: (i) reduction of provisions, namely: allowance for doubtful accounts [R$8.3 million in 2022], against [R$93.0 million in 2021]; (ii) K Factor [R$85.9 million in 2022] against [R$95.8 MM in 2021] due to the correction of the process, partly by the IGPM; (iii) provision for GSF lawsuit [R$ 184.7 million in 2021], without registration in 2022, due to adherence to the hydrological risk renegotiation pursuant to Law No. 14,052/2020; (iv) GAG Improvement [R$50.9 million in 2022], against [R$34.6 million in 2021]; other civil, tax and labor provisions [R$13.3 million in 2022], against [R$82.2 million in 2021].

Financial Income - BRL Thousand	1Q22	1Q21	Variation (%)
Financial Revenue	83,145	177,839	-53.2
Revenue from Financial Investments	65,916	-12,623	622.2	The variation is mainly due to: (i) the income from financial investments arise from investments in extramarket funds, basically backed by government bonds, which had lower profitability in 1Q21 due to the adverse scenario of the pandemic and the government spending need. As they are fixed income securities marked at market value, the price update went from a negative return in 1Q21, against a positive return in 1Q22.
Energy Late Payment Addition	2,259	112,221	-98.0	The variation is mainly due to the recording in 1Q21, without comparison in 1Q22, of the following events: (i) interest on the debt of Rio Doce Manganês in the amount of R$ 35.66 million; (ii) interest on the debt with Ligas do Brasil in the amount of R$50.4 million; (iii) interest on Energisa Sergipe's debt in the amount of R$14.8 million; (iv) interest on the debt of Equatorial Alagoas in the amount of R$5.7 million. In June 2021, the Company recognized losses from these customers, thus failing to record the balance update of long-term overdue invoices.
Inflation Adjustment on Assets	12,531	51,953	-75.9	The variation is mainly due to the recording in 1Q21, without comparison in 1Q22, of the following events: (i) monetary restatement of debt of Ligas do Brasil in R$ 14.4 million, Rio Doce Manganês, in R$ 2.4 million ; Energisa Sergipe for R$2.3 million and Equatorial Alagoas for R$0.6 million. In June/2021, the Company recognized losses from these customers, thus failing to record the balance update of long-term overdue invoices; (ii) registration of updating of judicial deposits [-R$ 18.0 million] between the base dates.
Other Financial Revenues	2,439	26,288	-90.7	The variation is due to (i) the collection of a fine for breach of contractual clauses by the company Alfa Comercializadora de Energia, in the amount of R$ 24 million, in 1Q21 without comparison in 1Q22.
Financial Expenses	-68,486	-162,706	-57.9
Debt Charges - Loans and Financing	-26,865	-20,721	29.7	The variation is mainly due to: (i) increase in interest on loans and financing [+R$5.4 million]; (ii) increase in interest on debentures [+R$0.6 million].
Charges - Leasing	-55	-55	0.0	Immaterial variation.
Charges on Shareholders’ Compensation	-31,488	-133,761	-76.5	The variation is mainly due to: (i) recording of interest on shareholder remuneration (dividends payable), resulting from the SELIC variation.
Inflation Adjustment on Liabilities	-3,788	-3,841	-1.4	Immaterial variation.
Other Financial Expenses	-6,290	-4,328	45.3	The variation is mainly due to: (i) financial expenses with correction of the R&D balance not invested in the amount of [+R$ 4.1 million]; (ii) late payment fines [-R$1.4 million]; (iii) interest on late payment [-R$0.4 million].
Financial Income	14,659	15,133	3.1

Equity Interests (Equity Method) - BRL Thousand	1Q22	1Q21	Variation (%)
Equity Interests (Equity Method)	45,190	48,486	-6.8	The variation is mainly due to: (i) R$ 4.6 million improvement in the result presented by the SPEs IE Madeira, mainly due to the increase in transmission revenue due to the variation in the IPCA; (ii) Worsening of the negative result presented at SPE ESBR by R$ 2.2 million, mainly due to the increase in financial expenses impacted by the recording of loan commissions and financial updating of UBP (Use of Public Property); (iii) worsening of the negative result of SPE Norte Energia by R$ 5.6 million, mainly due to the increase in interest on loans and commissions on debentures.

Income Tax and CSLL - BRL Thousand	1Q22	1Q21	Variation (%)
Current IR and CSLL	-169,972	-266,031	-36.1	The variation is mainly due to: (i) reduction in the taxable base, with the main effects being the reduction in revenues in the ACL environment (Free Market) (reduction of 142 average MW); (I) increase in construction costs in 2022, as the company obtained a negative construction margin, due to re-estimates of the evolution of the execution of the transmission projects in progress and the identification of investments carried out without authorized RAPs, mainly related to contract 061 /2001.
Deferred IR and CSLL	-83,689	43,057	294.4	The variation was due to the increase in the update of the balance receivable from RBSE (Basic Network of the Existing System), causing an increase in deferred tax liabilities in 2022 compared to 2021
Tax Incentives	124,267	92,635	34.1	The variation was due to the incorporation of the Pindaí complex, which happened in March 2021, however, the company was only entitled to the respective incentive as of January 2022, positively influencing the first quarter of 2022.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

ELETRONORTE

Analysis of Income

The Company posted in 1Q22 an income 96% lower that recorded in 1Q21, going from a profit of R$1,109.8 million in 1Q21 to a profit of R$ 49 million in 1Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 3.7% in 1Q22 compared to 1Q21, going from R$ 2,421 million in 1Q21 to R$ 2,511 million in 1Q22. The variations of each income account are detailed below:

Gross Revenue - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Generation	2,319,741	2,081,727	11.4
Supply	1,667,460	1,629,672	2.3	The variation is mainly due to: (i) increase of R$97 million in revenue from the sale of PIEs (Independent Power Producers) in the capital of Amazonas (1Q21 R$619 million X 1Q22 R$716 million), due to an increase of 15 % of Contract Prices linked to the IGPM (1Q21 R$889.88/MWh X 1Q22 R$1,024.24/MWh); (ii) increase of R$ 12 million in revenue from the sale of HPP Samuel (1Q21 R$ 55 million X 1Q22 R$ 67 million) due to a 5% increase in Contract Prices (1Q21 R$ 219.67/MWh X 1Q22 R$ 231.55/MWh) and the 16% increase in the amount of energy sold (1Q21 116 MWavg X 1Q22 134 MWavg);
(iii) increase of R$ 7 million in HPP Balbina sales (1Q21 R$ 69 million X 1Q22 R$ 76 million), as a result of the increase in contractual prices by 11% (1Q21 R$ 345.45/MWh X 1Q22 R$ 382.32/MWh);
				(iv) increase of R$ 6 million in sales at TPP Aparecida (1Q21 R$ 84 million X 1Q22 R$ 90 million), as a result of the 124% increase in contractual prices (1Q21 R$ 333.92/MWh X 1Q22 R$ 746.44/MWh), in terms of energy, there was a negative variation of 52% (1Q21 117 MWavg X 1Q22 56 MWavg); gains partially offset by (v) a 17% reduction, R$85 million, (1Q21 R$499 million X 1Q22 R$415 million) in HPP Tucuruí sales, due to the 34% reduction in energy sold (1Q21 1,597 average MW X 1,056 average MW), even at prices 26% higher (1Q21 R$ 144.82/MWh X 1Q22 R$ 181.89/MWh).
Provision	414,616	265,163	56.4	The variation is mainly due to: (i) the R$ 137 million increase in Albrás' revenue, due to the readjustment of the base price and the variations of the parameters, defined in the contract, used to calculate the final sale price: aluminum price, dollar and sector charges. (a) adjustment by the IGP-M of 32% of the base price, from R$134.77/MWh to R$177.92/MWh; (b) 42% increase in average aluminum prices (US$ 2,040 in 1Q21 X US$ 2,972 in 1Q22); (c) a 4% drop in the average dollar conversion rates (1Q21 R$5.47/US$ X 1Q22 R$5.23/US$); (ii) an increase of R$ 12 million due to the 32% readjustment of other sales contracts at HPP Tucuruí (1Q21 R$ 175.45/MWh X 1Q22 R$ 231.17/MWh).
Short Term Market (CCEE)	228,313	178,601	27.8	The variation is mainly due to the Tucuruí, Samuel and Curuá-Una Hydraulic Plants, as detailed below: (i) the 29% increase in the post-GSF seasonal physical guarantee (1Q21 2,806MWavg X 1Q22 3,613MWavg); (ii) the 21% drop in energy sold through bilateral contracts (1Q21 2,620 MWavg X 1Q22 2,061 MWavg).
O&M Revenue - Upgraded Power Plants Law 12783/2013	9,352	8,291	12.8	The variation is mainly due to: (i) the 15% readjustment of the RAG in July 2021.
Transmission	748,858	778,160	-3.8
Revenue from Operation & Maintenance – Renewed Lines	174,965	237,426	-26.3	The variation is mainly due to:
(i) Reduction of R$192.8 million in billed revenue.
Mainly impacted by the Tariff Review process (2021/2022), Resolution 2,902/21, which happend in July/21, in which it defined the reprofiling of contract 058/2001 revenue, reducing the financial component.
				On the other hand, (ii) an increase in revenue of R$ 130 million due to the decrease in the amortization reduction portion. There was a reduction in the average monthly amortization from R$ 123 million monthly to R$ 80 million monthly due to the Tariff Review process of contract 058/2001.
Revenue from Operation & Maintenance	114,947	68,578	67.6	The variation is mainly due to:
(i) increase of R$52.5 million in billed revenue, due to the cycle readjustment (8%)
Mainly in contracts: Estação, Linha Verde and Porto Velho.
Contracts that underwent Review had an average readjustment of 16% (however, they have a lower absolute revenue).
				On the other hand, (ii) a reduction in revenue of R$ 6.2 million due to the increase in the reduction in amortization.
Financial - Return on Investment - RBSE	236,531	235,503	0.4	The variation is mainly due to: (i) increase in the active balance of the RBSE (Basic Network of the Existing System), mainly due to the reprofiling of the RBSE and the complementary consideration of the KE in the RAPs related to the RBSE, recorded in September 2021.
Revenue from Construction	10,651	19,389	-45.1	The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contracts 058/2001, 021/2009, 012/2009, 001 /2009 and 004/2001.
Contractual Revenue - Transmission	211,764	217,264	-2.5	The variation is mainly due to: (i) Reduction of R$ 14 million in monetary restatement, mainly impacted by the lower IPCA in the period (1Q22 2.3% X 1Q21 2.48%); partially offset by (ii) an increase of R$8.5 million in financial income, mainly due to the construction of projects between periods.
Other Revenues	145,014	124,218	16.7	The variation is mainly due to: (i) increase of (a) R$10.3 million in Proinfa;
				(b) R$5.3 million in CDE (Energy Development Account); (c) R$4.3 million in Operation and Maintenance services; (d) R$2.9 million in leases and rentals, partially offset by (ii) a R$4.4 million reduction in other revenues.
Deductions from Operating Revenue	-702,859	-562,931	24.9	The variation is mainly due to: (i) increase of (a) R$36.5 million in RGR (Reversal Global Reserve);
(b) R$31.6 million in PIS/PASEP/COFINS;(c) R$28 million in ICMS; (d) R$24 million in Proinfa;
				(e) R$17 million in CFURH; (f) R$5 million in CDE (Energy Development Account), partially offset by (ii) a R$2 million reduction in TFSEE.
ROL	2,510,754	2,421,174	3.7

Operating Costs and Expenses

Operating expenses and costs presented, in 1Q22, an increase of 126.9% vis-à-vis 1Q21, from R$ 992 million in 1Q21 to R$ 2,251 million in 1Q22. Variations for each expense account are detailed below:

PMSO - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Personnel	-283,866	-352,434	-19.5	The variation is mainly due to:
(i) Reduction of R$87.6 million in expenses with:
(a) FGTS, of R$52.5 million, impacted by contract terminations in 1Q21;
				(b) Notice of R$13.7 million, due to the terminations that happened in 2021 with no counterpart in 2022; (c) Vacation, of R$10.5 million. The realization in 2021 was high due to dismissals, in addition to the impact arising from the normalization of vacation pay, which had been reduced in 2020 due to initiatives arising from the pandemic. (ii) lower expenses with contract terminations, with approximately R$64.3 million in 1Q21, due to the termination of 241 employees that occurred between January and March 2021, while in 2022 there was only one termination with a cost of approximately R$270 thousand. On the other hand, there was (iii) payment of an indemnity allowance of R$10.1 million, as a result of the increase in the value of the health plan consideration paid by employees, with no counterpart in 2021. The amount is considered non-recurring; (b) readjustment of 6.76% referring to the Collective Labor Agreement ACT 2021-2022, applied from November 2021 (agreement date), but retroactive to May 2021 (ACT base date), with effects on wages , benefits, Christmas bonus salary, among others.
Material	-12,559	-14,025	-10.5	The variation is mainly due to: (i) reduction in operational maintenance material from direct acquisition, in the amount of R$ 3.7 million. On the other hand, there was (ii) an increase in lubricants, of R$1.4 million and parts and accessories for fleet maintenance, of R$1 million.
Services	-62,203	-72,990	-14.8	The variation is mainly due to: (i) reduction of R$ 25.4 million in expenses with:
   (a) PASEP/CONFINS credits (reducing accounts), of R$19 million, since there was a reversal in 2021, with no counterpart in 2022; (b) medical, hospital and dental care, of R$4.5 million, as the amounts are being recorded in the Personnel group; (c) maintenance of right-of-way and access roads, in the amount of R$1.9 million. On the other hand, there was:

(ii) increase of R$14.1 million in:
   (a) maintenance of operating assets, of R$6.1 million;
   (b) maintenance of office equipment, of R$4.3 million;
				(c) driver service, of R$3.7 million, due to the gradual resumption of contracts due to the return of on-site activities.
Other	-42,587	-88,972	-52.1
Donations and Contributions	-1,650	-1,579	4.5	The variation is mainly due to the performance of:
(i) R$ 768 thousand with contributions to CCEE (Brazilian Electric Energy Trading Chamber), with no counterpart in 2021;
(ii) R$92 thousand in contributions to the Rouanet Law and an increase of R$91 thousand in annuities and contributions to civil societies.
				On the other hand, in 2021, (iii) R$ 859 thousand in statutory contributions were made, with no counterpart in 2022.
Other Operating Expenses	-40,937	-87,393	-53.2	The variation is mainly due to: (i) reduction of (a) Rent of Generator Sets: R$ 29 million (Emergency assistance to the state of Amapá); and (b) Write-off of assets: R$ 28.3 million (Energisa Acre), both occurred in 2021 with no counterpart in 2022. On the other hand, there was (ii) an increase of R$ 11 million in: (a) Recovery of expenses (reducing account): R$ 3.7 million; (b) Procedural/administrative fine of R$3.3 million referring to an administrative proceeding with the CCEE (Brazilian Electric Energy Trading Chamber); (c) Rental of real estate for commercial purposes, in the amount of R$2.4 million; and (d) Insurance - facilities, equipment and inventories: R$1.7 million.
TOTAL PMSO	-401,215	-528,421	-24.1

Operating Costs - BRL Thousand	1Q22	1Q21	Variation (%)
Energy Purchased for Resale	-48,375	-34,227	41.3	The variation is mainly due to: (i) the R$ 56 million increase in the costs of the purchase contracts for PIEs (Independent Power Producers) in Amazonas, resulting from the contractual adjustment based on the IGP-M; (ii) start of TEMPO power purchase agreement, totaling R$5 million; (iii) readjustment of the SINOP purchase agreement, generating an increase of R$ 117 thousand; (iv) at MCP (Short-term Market) the difference was R$ 802 thousand; On the other hand, there was: (v) an increase in tax recovery (PIS, COFINS and PASEP) and leasing of R$ 48 million.
Charges on Electricity Grid Use	-211,373	-187,200	12.9	The variation is due to the increase in: (i) tariff for use of the transmission system, R$ 22.6 million (12.9%); (ii) tariff for use of the distribution system, R$ 1.5 million (14.2%).
Construction Expense	-10,609	-19,306	-45.0	The variation is mainly due to: (i) investments in transmission contracts carried out in the period, having:
(a) reduction of R$ 10.5 million in contract construction costs: 058/2001; TL Linha Verde (021/2009); SS Transmitting Station (012/2009); TL Ribeiro Gonçalves-Balsas (001/2009); and SS Lucas do Rio Verde (004/2001);
				On the other hand, there was (b) an increase of R$ 1.8 million in the construction costs of the contracts: TL São Luis II-III (007/2008); and TL Porto Velho (010/2009).
Fuel	-662,719	-621,131	6.7	The variation is mainly due to: (i) increase of R$ 80.4 million in ancillary expenses from 'Ship or Pay' and 'Take or Pay', as a result of the reduction in natural gas consumption of 15.25%, reflecting thus in the increase, since the volume of natural gas that was no longer consumed and billed as a purchase of natural gas, started to be charged as an ancillary expense, due to the obligation of minimum consumption of contracted natural gas; (ii) a reduction of R$ 19.8 million in expenses with the purchase of natural gas, equivalent to 3.6%, despite the price of natural gas having suffered the average contractual readjustment of 11.09%, mainly due to the reduction in 46.63% in the production of energy at TPP Mauá 3 caused by the plant to remain operating at the inflexibility of 50% due to the increase in the reservoirs of the HPPs of 'Submercado da Região Norte', causing the dispatches of the HPPs to be prioritized in comparison with the thermal plants that have inflexibility in their contracts; (iii) reduction of R$ 19 million referring to the ICMS refund on the sales of energy produced by TPP Mauá 3, due to the consumption of natural gas. The reversal occurs because the sale is outside the state of Amazonas and is exempt from ICMS;
(-) Recovery of Expenses - Grant Received	347,496	347,620	0.0	The low variation is due to the reduction in consumption and the increase in natural gas price, remaining stable given the compensation between the variables.
Depreciation and Amortization	-307,594	-140,476	119.0	The variation is mainly due to (I) increase in amortization due to the extension of the concession of the HPPs resulting from the renegotiation of the hydrological risk, which resulted in the recognition of an intangible asset that is being amortized, with no contra entry in the first quarter of 2021.
TOTAL Operating Costs	-893,174	-654,720	36.4

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

Operating Provisions - BRL Thousand	1Q22	1Q21	Variation (%)
	-957,000	191,038	600.9	The composition of provisions in 1Q22 is mainly due to: (i) Provision for allowance for doubtful accounts, in the total amount of R$900.3 million, with emphasis on Provision of R$874.4 million for Amazonas Energia, resulting from renegotiation of the energy debt of independent energy producers (PIE) in 2020/2021 not paid; (ii) Provision for contingencies, in the total amount of R$32 million, with emphasis on the provision of R$15.5 million for labor claims, of which: R$8.2 million for labor litigation in PA; R$ 2.2 million in labor disputes in Amazonas/Roraima; R$ 2 million in labor disputes in the Federal District; and R$3.1 million from others; and provision of R$ 15.4 million for land, of which R$ 9 million for labor litigation in the Acre/Rondônia; R$ 2.8 million in labor disputes in MT; and R$3.6 million from others.

Financial Income - BRL Thousand	1Q22	1Q21	Variation (%)
Financial Revenue	255,223	346,383	-26.3
Revenue from Financial Investments	83,586	13,426	522.6	The variation is mainly due to: (i) increase in the average volume of the cash balance in the period (1Q22: R$ 3.78 billion x 1Q21: R$ 1.52 billion); (ii) together with a higher return on investments in Eletronorte's portfolio in the period (1Q22: 1.90% x 1Q21: -0.18%).
Energy Late Payment Addition	109,885	14,948	635.1	The variation is mainly due to: (i) increase of R$ 58.3 million in the renegotiation of the debt with the customers of Amazonas Energia, Agritop, Roraima, CGT Eletrosul, CEA and others.
(ii) increase of R$ 23 million in arrears due to the updating of Amazonas' debt, including the advance payment for gas.
(iii) increase of R$ 18.4 million in arrears in the debt of Roraima, CGT – Eletrosul, CEA and Others
				(iv) increase of R$7 million in interest payments by Amazonas Energia;
Inflation Adjustment on Assets	3,010	19,361	-84.5	The variation is mainly due to:
				(i) reduction of R$ 11.4 million due to adjustments in pre-invoices and reduction in CEA and Amazonas Energia charges; (b) reduction of R$7.9 million in taxes on Financial Income due to the variation in Financial Income (R$24.3 million in 2021 x R$193.5 million in 2022); (iii) reduction of R$ 5.4 million other monetary variation; (iv) Increase of R$ 6.9 million in monetary variation on energy supply; (v) increase of R$ 1.7 million due to monetary variation of judicial deposits.
Exchange Rate Change on Assets	56,162	0	-	The variation is due to the reduction in the payment of debt in foreign currency, with Eletrobras, due to the fall in dollar and yen in the first quarter of 2022, with no counterpart in 2021.
Earnings on Derivatives	0	284,796	-100.0	The variation is mainly due to: (i) the increase in the price of the LME (aluminum) and dollar. In 2022, the LME reached the maximum price stipulated in the contract and, considering the negative variation of dollar, in 2022, no gains with derivatives were recorded.
Other Financial Revenues	2,580	13,852	-81.4	The variation is mainly due to: (i) In 2021, distributors had an incentive given by Decree 10,350/2020, which allowed for a higher payment than in 2022. This incentive was due to the situation generated by Covid-19.
Financial Expenses	-455,650	-282,778	61.1
Debt Charges - Loans and Financing	-121,367	-70,152	73.0	The variation is mainly due to:
(i) Reduction of R$16.6 million in debt and interest charges with financial institutions; partially offset by (ii) an increase of: (a) R$53.6 million in debt charges with Eletrobras on loans
				(b) R$15.6 million in debentures. In the grace period (from April to October 2021) the interest was semiannual, changing to monthly interest from 11.2021.
Charges - Leasing	-135,596	-108,619	24.8	The variation is mainly due to the increase in the balance derived from the accounting of Lease Agreements (IFRS 16). With emphasis on the PIEs (Independent Power Producers) contracted in Amazonas (this account includes the interest components and corrections of the leasing contracts of the thermal plants in Amazonas), which value is updated annually by the IGP-M, that accumulated a rise of 23.14% from January /2020 to January/2021.
Charges on Shareholders’ Compensation	-55,634	-6,708	729.4	The variation is due to: (i) higher dividend balance in 2022 (1Q22 2.6 billion X 1Q21 1.42 billion); (ii) higher Selic rate in the period (1Q22 2.44% X 1Q21 0.48%).
Inflation Adjustment on Liabilities	-8,455	-33,501	-74.8	The variation is mainly due to:
(i) reduction of R$ 9.8 million in monetary restatement of dividends with Eletrobras;
(ii) reduction and R$ 7.8 million referring to charges for updating PIEs (Independent Power Producers), which occurred in 2021 with no counterpart in 2022.
(iii) reduction of R$4.9 million in other updates.
				(iv) reduction of R$ 2.5 in charges and commissions with Eletrobras;
Exchange Rate Change on Liabilities	-157	-33,370	-99.5	The variation is due to the reduction of dollar and yen in the first quarter of 2022.
Losses on Derivatives	-79,366	0	-	The variation is mainly due to: (i) In 2022, the LME (aluminum) reached the maximum price stipulated in the contract and, due to the negative variation of the dollar, losses with derivatives were recorded.
Other Financial Expenses	-55,075	-30,428	81.0	The variation is mainly due to (i) discount granted for the timely payment of the CEA installment.
				A debt renegotiation with CEA was carried out in November/21, which, as of January/22, with the payment of the installments on time, entitles the holder to a discount.
Financial Income	-200,427	63,605	-415.1

Equity Interests (Equity Method) - BRL Thousand	1Q22	1Q21	Variation (%)
Equity Interests (Equity Method)	-5,719	12,767	-144.8	The variation is mainly due to:
(i) NBTE: negative variation of R$10 million. The SPE went through a sale process concluded in the 3rd quarter of 2021 and since then its results are no longer included in the equity income.

(ii) NESA: negative variation of R$7 million can be explained mainly by the increase in interest expenses related to loans made.

(iii) BMTE: negative variation of R$ 1 million mainly due to the increase in interest related to Debentures with BNDES.

				(iv) TNE: negative variation of R$ 1 million due to the reclassification of the book balance in 1Q21.

Income Tax and CCSL - BRL Thousand	1Q22	1Q21	Variation (%)
Current IR and CSLL	-236,837	-132,687	78.5	The variation of R$104 million is mainly due to:
(i) Real profit in 1Q22 was R$771 million higher than in 1Q21;
				(ii) Income before taxes in 1Q22 was R$104 million against R$1.4 billion in 1Q21, however, adjustments to LALUR (Real Profit Calculation Book) in 1Q21 totaled R$1.2 billion of exclusions, while in 1Q22 they totaled R$1.2 billion. $ 910 million of additions, so the Lalur of the 1Q22 reached R$ 1 billion x R$ 242 million of the R$ 1Q21.
Deferred IR and CSLL	218,159	-322,065	-167.7	The variation of R$ 523 million is mainly due to the change in the behavior of provisions, in 1Q21 totaled R$ 204 million of reversals while in 1Q22 totaled R$ 296 million of new provisions.
Tax Incentives	14,769	59,116	-75.0	The -65.8% variation is mainly due to the R$ 1.3 billion reduction in the 1Q22 LAIR - Income before income tax and social contribution - starting point for the tax incentive calculation, considerably influenced by allowance for doubtful accounts in the amount of R$ 900 million.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

CGT ELETROSUL

Analysis of Income

The Company posted in 1Q22 an income of 175.2% higher that recorded in 1Q21, going from a profit of R$ 116 million in 1Q21 to a profit of R$ 319.5 million in 1Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 23.4% in 1Q22 compared to 1Q21, going from R$ 781 million in 1Q21 to R$ 964 million in 1Q22. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Generation	509,810	381,660	33.6
Supply	497,410	375,076	32.6	The variation is mainly due to: (i) an increase of R$99.9 million in ACR (Regulated Market) revenue and of R$22.5 million in ACL (Free Market) revenue. The increase in ACR revenue was mainly due to the following factors: (a) increase of 21 million, due to the 12% increase in average sales prices (R$238/MWh versus R268/MWh) of contracts in this environment as a result of the adjustment by the IPCA; and (b) reduction in reimbursement for unavailability of TPP Candiota III in 1Q22 compared to 1Q21, resulting in a R$ 8.5 million increase in revenue; (ii) Additionally, in the ACR, there was an increase of R$ 64.8 million resulting from the recognition of a court decision favorable to the Company, referring to the retroaction of nullity of clause 14 - Penalties for unavailability - of CCEARs of the 1st Auction of Energia Nova 2005, signed by the former CGTEE (now CGT Eletrosul) and 31 agents (electricity distributors), which will result in CCEE re-accounting;
				(iii) In the ACL, the R$22.5 million increase in revenue was mainly due to the positive variation in the average sales price of contracts signed in this environment (average price of R$201/MWh in 1Q21 and R$ 332 /MWh in 1Q22), offset by the reduction in the quantity sold in this environment (from 340 average MW in 1Q22 to 244 average MW in 1Q22).
Short Term Market (CCEE)	12,400	6,584	88.3	The variation is mainly due to: (i) increase in energy settled in 1Q22 compared to 1Q21, corresponding to an increase of R$ 10 million, especially due to seasonality effects adopted by the Company; offset by (ii) the 66% reduction in PLD (Differences Settlement Price) (from R$ 173/MWh in 1Q21 to R$ 58/MWh in 1Q22), corresponding to a negative variation of R$ 4.3 million.
Transmission	550,029	467,159	17.7
Revenue from Operation & Maintenance – Renewed Lines	147,839	154,523	-4.3	The variation is mainly due to: (i) Increase in revenue of R$9.3 million referring to revenue from new authorized installations; (ii) gradual reduction of RAP (Annual Allowed Revenue) during the 2018/2023 cycle, resulting from the periodic tariff review of concession 057/2001, resulting in -R$ 11.3 million in the period; (iii) Advance apportionment of -R$ 4.1 million.
Revenue from Operation & Maintenance	91,934	61,789	48.8	The variation is mainly due to: (i) acquisition of control of investee TSLE, contract 020/2012, R$19.0 million; (ii) acquisition of control of investee FOTE, contract 007/2014, R$2.7 million; and (iii) readjustment of the RAP of concession 010/2005 due to the IGP-M of 37%, R$ 7.5 million.
Financial - Return on Investment - RBSE	95,130	91,778	3.7	The variation is mainly due to: (i) increase in the active balance of the RBSE (Basic Network of the Existing System), mainly due to the reprofiling of the RBSE and the complementary consideration of the KE in the RAPs related to the RBSE, recorded in September 2021.
Revenue from Construction	32,923	22,943	43.5	The variation is mainly due to: (i) Increase in the volume of transmission projects being built by the company between the periods, from R$22.2 million in 1Q21 to R$32.7 million in 1Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system.
Contractual Revenue - Transmission	182,203	136,126	33.8	The variation is mainly due to: (i) increase in contractual assets related to contract 057/2001, resulting from the increase in the volume of transmission projects being built by the company between the periods, R$ 8 million; (ii) acquisition of control of investee TSLE, concession agreement 020/2012 (TSLE), R$34 million; (iii) acquisition of control of investee FOTE, concession agreement 007/2014, R$8 million; and reduction of the IGPM in purchase with the same period in 2021 (6.18% Dec/20-Feb/21 and 4.59% Dec/21-Feb/22), with effects mainly on contract 010/2005 in R$ - 4 million.
Other Revenues	14,419	17,325	-16.8	The variation is mainly due to: (i) in 1Q21 there was revenue from the sale of studies and projects in the transmission segment in the amount of R$ 3.1 million, which did not occur in 1Q22; reduction partially offset by (ii) the entry, in 1Q22, of new fiber optic sharing service contracts, in the amount of R$0.2 million.
Deductions from Operating Revenue	-110,275	-85,183	29.5	The calculation of taxes and charges is performed by billing and not by corporate income, and the variation is explained by: (i) positive variation in generation billings between the periods due to better prices in the ACL (Free Market) in 1Q22 contracts and as a result of reimbursements of R $ 84 million in 1Q21, related to the inflexibility of the Candiota III plant in 2020. (ii) There was an additional increase of R$ 7.6 million in PIS/COFINS in 1Q22 on electricity supply amounts, which amount to R$ 98 .2 million, of which R$68.5 million in principal and the remainder as interest and monetary variation, recognized after a court decision in favor of the Company; Partially offset by: (iii) reduction in transmission billing by 10% as a result of the reprofiling of the receipt of RBSE as of 07/2021.
ROL	963,983	780,961	23.4

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

Operating Costs and Expenses

The Operating Costs and Expenses posted an increase of 4.4% in 1Q22 compared to 1Q21, going from R$ 495 million in 1Q21 to R$ 516 million in 1Q22, with the variations below:

PMSO - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Personnel	-120,748	-112,310	7.5	The variation is mainly due to: (i) application of the ACT (Collective Labor Agreement) of 6.76% from Oct/21 retroactive to May/21, merits, career progression, with a total impact of R$6.3 million between periods; (ii) indemnity allowance paid to employees in 1Q22 referring to the process of changing the Health Plan modality from postpaid to prepaid (R$ 4.1 million); (iii) reduction in the allocation of personnel to investment in 1Q22 by R$ 4.4 million compared to 1Q21, which increases personnel expenses (iv) increase in the INSS ceiling by 10.1%, as of Jan/ 22, which impact was R$1.7 million in 1Q22; (v) increase of R$ 1.8 million in hazardous work, overtime and on-call, due to scheduled maintenance carried out in 1Q22, mainly related to the scheduled shutdown of the Candiota III plant. These launches were partially offset by (iv) payment of the Christmas bonus Food Voucher for 2020, in January 2021, which increased expenses in 1Q21 by R$ 1.8 million, an event that did not occur in 1Q22; (vii) retroactive payment of the correction of the pension plan management fee from Dec/2019 to Dec/2020, in Jan/2021, which impact in 1Q21 was R$1.2 million, an event that did not occur in 1Q22; and (viii) change in the Health Plan modality from postpaid to prepaid, with co-payment of monthly fees by employees and adjustments resulting from this process, which reduced expenses in 1Q22 by R$ 5.9 million when compared to 1Q21.
Material	-16,103	-27,544	-41.5	The variation is mainly due to: (i) reduction in consumption of inputs by TPP Candiota III given the annual scheduled stoppage that occurred in Jan and Feb/22 (the plant was stopped from 01/04/22 to 01/16/22 02/22), especially Virgin Lime, which had a 54% reduction in consumption in tons or R$9.1 million, partially offset by (ii) a 22% increase in consumption of other materials, especially parts and equipment used in the maintenance of the same plant; (iii) Reconciliation between PIS/Cofins credit accounts in 1Q21, which reduced the recorded amount of the credit, in 1Q21, by R$0.1 million, against R$4.7 million in 1Q22.
Services	-71,750	-45,290	58.4	The variation is mainly due to: (i) Operational maintenance services were R$ 29.0 million higher in 1Q22 when compared to 1Q21, especially due to the annual maintenance of TPP Candiota III, carried out in 1Q22, which represents about 85% of this increase. The remaining percentage is related to maintenance at HPP São Domingos, Aerogenerators and Substation Equipment. This increase was offset by: (ii) a R$3.2 million reduction in legal consulting services.
Other	-17,236	-4,492	283.7
Donations and Contributions	-581	-487	19.3	The variation is mainly due to: (i) in 1Q21, there were retroactive expenses of previous competences, in the amount of R$ 55 thousand, justifying the decrease between the periods.
Other Operating Expenses	-16,655	-4,005	315.9	The variation is mainly due to: (i) recovery of expenses in 1Q22 were R$ 4.6 million lower than in 1Q21, mainly due to the recovery of R$ 8.1 million referring to debenture commissions to be amortized that occurred in 1Q21; (ii) In 1Q22, there were expenses of R$ 5.4 million, referring to the emergency that occurred in the assets of the SPE TSLE and which did not occur in 1Q21; (iii) damages and legal costs were R$0.9 million higher in 1Q22, and R$ (iv) Insurance expenses were R$1.6 million higher in 1Q22 when compared to 1Q21.
TOTAL PMSO	-225,837	-189,636	19.1

Operating Costs - BRL Thousand	1Q22	1Q21	Variation (%)
Energy Purchased for Resale	-148,006	-148,566	-0.4	The variation is mainly due to: (i) 5.6% increase in the average acquisition price, according to contractual rules, due to the impact of inflation (IPCA) in the period, increasing the cost by R$ 9.1 millions; offset by (ii) a reduction of 6.3 MWm in the quantity purchased (from 354 MWavg in 1Q21 to 348 MWavg in 4Q21), resulting in a reduction of R$ 2.8 million in cost; (iii) positive variation in energy purchased in the MCP (Short-term Market) and tax and financial effects of the PIS/COFINS discount of around R$6.8 million.
Charges on Electricity Grid Use	-14,654	-12,541	16.8	The variation is mainly due to: (i) readjustment of tariffs for the use of the transmission system determined by ANEEL Homologatory Resolution No. 2,896/2021 (cycle 2021/22) with an average increase in charges for the basic network by 12.5 % from Jul/21; and (ii) readjustment of the tariffs for the use of the distribution system with specific dates for each distributor.
Construction Expense	-32,790	-22,854	43.5	The variation is mainly due to; (i) Increase in the volume of transmission projects being built by the company between the periods, from R$22.2 million in 1Q21 to R$27.5 million in 1Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system. (ii) R$ 5.2 million in 1Q22 referring to SPE TSLE.
Fuel	-35,529	-46,116	-23.0	The variation is mainly due to: (i) consumption, in 1Q21, of 380 thousand tons of coal and, in 1Q22, 250 thousand tons, negative variation of 34%, mainly due to the stoppage for maintenance of the generator group that occurred in January 2022; (ii) increase in the price of mineral coal between the periods with an impact of 17%.
(-) Recovery of Expenses - Grant Received	14,994	16,704	-10.2	The variation is mainly due to the following reasons: (i) late in 2Q21, erroneous accounting were identified in this item in 1Q21, with an impact of R$ 8.6 million. Therefore, the correction only occurred in the following quarter. (ii) Excluding this adjustment, based on the data released by the CCEE, it seems that the value of the fuel subsidy for the production of electricity in 1Q22 was approximately R$6.9 million higher than that calculated in 1Q21, and this result is due (a) the increase in the average price of subsidized coal by 28.9% and also in the use of this in the total coal consumed by the plant, from 30% to 40% between the periods, which resulted in an increase of R$ 5.79 millions; and (b) additionally, in 1Q22, the plant was stopped for maintenance, causing an increase in the period in the use of fuel oil by R$ 1.1 million, as the plant's restart process uses a large amount of this input.
Depreciation and Amortization	-59,826	-60,770	-1.6	The variation is mainly explained by: (i) In 1Q22 some assets were added from FOTE, which incorporation happened in 3Q21, and (ii) Goodwill amortization was R$ 1.6 million lower in 1Q22 compared to 1Q21.
TOTAL Operating Costs	-275,811	-274,143	0.6

Operating Provisions - BRL Thousand	1Q22	1Q21	Variation (%)
	-14,520	-30,790	-52.8	The composition of provisions in 1Q22 is mainly due to: (i) reversals in labor contingencies, resulting from changes in the probability of loss, write-off of judicial deposits, referring to several ongoing processes, resulting in the balance of reversal of contingencies labor of + R$ 5.6 million; (ii) In relation to civil contingencies, in 1Q22 provisions were recorded in the amount of (R$ 12.7 million), derived from updates of provisioned lawsuits, with emphasis on the lawsuit filed in Mar/22, related to a request to update amounts of post-employment benefit in the amount of R$8 million; (iii) Regarding tax contingencies, in 1Q22 provisions totaled R$ 1 million; (iv) provisions for environmental contingencies totaled R$3 million in 1Q22; (v) changes in allowance for doubtful accounts, which are related to various reimbursements, contractual fines, energy bills and basic network, among others, with emphasis on contractual fines applied to engineering service providers, which represented R$ 2.8 million of allowance for doubtful accounts in 1Q22.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

Financial Income - BRL Thousand	1Q22	1Q21	Variation (%)
Financial Revenue	160,491	11,719	1,269.5
Revenue from Financial Investments	29,366	1,302	2,155.5	The variation is mainly due to: (i) the average profitability of the company's investments went from 0.061% in 1Q21 to 2.22% in 1Q22, a fact that considerably increased the income from financial investments in the last period ; partially offset by (ii) a 5.1% reduction in the average balance of available funds and marketable securities in 1Q22 compared to 1Q21.
Inflation Adjustment on Assets	2,127	0	-	The variation is mainly due to: (i) monetary variation on the supply of energy not settled at the CCEE (Brazilian Electric Energy Trading Chamber) in the amount of R$ 657 thousand in 1Q22, whereas in 1Q21 R$ 7.2 million was recorded, which were recorded under other financial income; (ii) The remaining amount is due to the monetary variation on judicial deposits, which in 1Q21 was also accounted for in other financial income.
Exchange Rate Change on Assets	97,189	0	-	The variation was mainly due to: (i) in 1Q21 there was a devaluation of Real against dollar, from R$5.20 to R$5.70 and against Euro, from R$6.38 to R$ 6.69, while in 1Q22 the opposite occurred, where the appreciation of the real was observed, with the quotation against dollar changing from R$ 5.58 to R$ 4.74 and against Euro of R$ 6.32 for R$ 5.26. At the end of Mar/22, the company had 15.6% of its debt in foreign currency (Euro/Dolar).
Other Financial Revenues	31,809	10,417	205.4	The variation is mainly due to: (i) In 1Q22 there was approximately R$ 33.8 million in revenue referring to remuneratory interest of 0.5% per month on the principal amount of R$ 64,854 thousand in generation revenue (supply), according to the court decision mentioned in the justification of the Generation Revenue - Supply item; (ii) monetary variation on energy supply in the amount of R$7.2 million in 2021, while in the same period in 2022 the amount was R$657 thousand. The higher realization in 2021 is explained by the balance that the company had with the Brazilian Electric Energy Trading Chamber (CCEE) which receipt occurred during the first half of 2021; (iii) a R$2.9 million reduction in monetary restatements on judicial deposits between the periods.
Financial Expenses	-103,228	-135,482	-23.8
Debt Charges - Loans and Financing	-58,798	-39,393	49.3	The variation was mainly due to: (i) funding in Sep/21 of R$400 million in debentures, which combined with increases in the indices linked to the contracts caused an increase of R$8.7 million in debenture charges ; (ii) increase in the appropriation of charges as a result of the increase in the SELIC rate of other indices linked to existing debt contracts (R$ 6.5 million); (iii) debts arising from the SPE TSLE, acquired in 4Q21 and subsequently consolidated, which impact on debt charges in 1Q22 was R$6.7 million, partially offset by (iv) the settlement in Jan/22 of the FIDC contract , with a reduction in the charges linked to this contract between the periods of R$ 2.7 million.
Debt Charges - Suppliers	-2,475	-752	229.1	The variation was mainly due to: (i) installment of energy not paid by CGTEE to Eletronorte in 2019, which payment is being made in 36 installments, since July 2020 and indexed by the CDI, with the variation due to the : (a) variation of the CDI between the periods from 0.48% in 1Q21 to 2.42% in 1Q22, which effect was mitigated by (b) reduction of the debt balance given the amortizations carried out between the periods.
Charges - Leasing	-985	-1,059	-7.0	The variation was mainly due to: (i) appropriation of interest included in the leasing installments. Discount rates range from 8.82% to 11.18% p.year, and over time, interest appropriation tends to be lower, even with the updating of contracts. The 7.0% variation would be the spread between the discount rate adopted, the contract update indexes and their balance.
Charges on Shareholders’ Compensation	-1,678	-2,277	-26.3	The variation was mainly due to: (i) 70% reduction in the balance of dividends to be distributed in 2022, from R$471 million to R$144 million, offset by the increase in the SELIC rate of 0.48% per quarter in 1Q21 to 2.42% per quarter in 1Q22.
Inflation Adjustment on Liabilities	-32,490	-28,112	15.6	The variation was mainly due to: (i) higher monetary variation on debts due to the increase in the IPCA between the periods, since in 1Q21, the IPCA corresponded to 2.05% (accumulated in the quarter) while in 1Q22 , IPCA increased to 3.2% (accumulated in the quarter) representing an increase of R$ 8.9 million compared to 1Q21; partially offset by (ii) reduction in 1Q22 of the inflation adjustments on liabilities on provisioned judicial contingents, in the amount of R$ 4.3 million, due to the change in classification of this item, which since 4Q21 has been recognized under the heading of Operating Provisions and in 1Q21 it was allocated under the item Inflation Adjustment on Liabilities, and, (iii) The remaining amount of the variation is related to the monetary restatement of the Adjustment Portion of the RAP (PA).
Exchange Rate Change on Liabilities	0	-48,003	-100.0	The variation was mainly due to: (i) in 1Q21 there was a devaluation of Real against dollar, from R$5.20 to R$5.70 and against Euro, from R$6.38 to R$ 6.69, while in 1Q22 the opposite occurred, where the appreciation of the real was observed, with the quotation against dollar changing from R$ 5.58 to R$ 4.74 and against Euro of R$ 6.32 for R$ 5.26. At the end of Mar/22, the company had 15.6% of its debt in foreign currency (Euro/Dolar).
Other Financial Expenses	-6,802	-15,886	-57.2	The variation was mainly due to: (i) Interest and Fines were R$ 6.6 million lower in 1Q22, especially due to the fact that in 1Q21 there was payment of a fine on the payment of IR withheld on interest on own capital (Year 2020), in the amount of BRL 6 million; (ii) In 1Q21, expenses with charges on the use of public assets (AVP) of R$ 1.7 million were recognized. In 1Q22, given the changes in rates (IGPM and IPCA) in relation to the calculation of 4Q21, there was a reversal of R$ 0.3 million; (iii) Bank guarantees were R$0.64 million higher in 1Q22, due to the new contract in Jan/22; (iv) Other financial expenses (IOF, bank charges and similar) were R$0.46 million higher in 1Q22 than in 1Q21, and (v) fees and appropriation of FIDC structuring costs were R$1.9 million lower in 1Q22 due to the closure of the Fund in Jan/22.
Financial Income	57,263	-123,763	146.3

Equity Interests (Equity Method) - BRL Thousand	1Q22	1Q21	Variation (%)
Equity Interests (Equity Method)	-14,513	8,891	-263.2	The variation was mainly due to: (i) In 1Q22, ESBR's equity income was R$ 2.2 million lower than in 1Q21, mainly due to the company's exposure to PLD (Differences Settlement Price) and debt commitments. In 1Q22, there was an increase in energy purchase costs (R$ 59 million) compared to 1Q21 (exposure to PLD), the financial result was - R$ 20 million lower, mainly due to debt charges R$ 37 million higher in 1Q22, mitigated by income from financial investments R$ 12 million higher in 1Q22; (ii) on the other hand, ESBR's ROL (Net Operating revenue) was R$75 million higher in 1Q20, energy sales were R$80 million higher in 1Q22, explained by an improvement of R$20 million in ACR (Regulated Market ) transactions and R$60 million within the scope of the CCEE (Brazilian Electric Energy Trading Chamber), (iii) Teles Pires' equity in earnings was R$8.2 million lower than in 1Q21, mainly due to the increase in operating costs in 1Q22, which were R$44.7 million higher than in 1Q21, as a result of a R$33 million higher energy purchase cost (mainly due to the fact that in 1Q21 this item was positively affected by the effects of the GSF renegotiation, in the amount of R$26.7 million) and charges for the use of electricity R$ 9.8 million higher in 1Q22. Costs with O&M services were R$2.7 million higher in 1Q22 when compared to 1Q21; (iv) Teles Pires' financial result was R$20 million worse than in the same period in 2021, due to higher expenses with financial charges in 1Q22, which accounted for the entire negative financial result, and, finally (v) in 1Q21 there was equity in the results of the SPEs FOTE and TSLE and in 1Q22 these companies were included as consolidated in CGT Eletrosul's results, which accounted for (R$ 13 million) of the variation in the item.

Income Tax and CCSL - BRL Thousand	1Q22	1Q21	Variation (%)
Current IR and CSLL	-82,793	-432	19,065.0	The variation was mainly due to: (i) The company's fiscal result was lower, in 1Q21, in relation to 1Q22, among other factors to the reimbursement of the inflexibility of Candiota III Plant occurred in the second half of 2020. So, the fiscal result reached R$ 2.6 million in 1Q21 and the use of the tax loss was R$ 1.2 million in the period, while in 1Q22, in addition to having no reimbursement for inflexibility, generation revenue increased both in the ACL (Free Market) and in the ACR (Regulated Market) which, added to other factors, led the company to reach a fiscal result of R$ 215 million, taking advantage of the tax loss of R$ 64.7 million in the period.
Deferred IR and CSLL	-89,079	-55,694	59.9	Deferred taxes were higher in 1Q22 mainly due to higher corporate income from transmission because the variations between regulatory and corporate impact deferred taxes.
Minority Interest	831	725	14.6	The variation was mainly due to: (i) reflections of the consolidation of the investee SPE Livramento.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

ELETRONUCLEAR

Analysis of Income

The Company posted in 1Q22 an income of 46.4% higher that recorded in 1Q21, going from a loss of 12.6 million in 1Q21 toa profit ofR$ 108 million in 1Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 36.5% in 1Q22 compared to 1Q21, going from R$ 751 million in 1Q21 to R$ 1,025 million in 1Q22. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Generation	1,168,082	856,125	36.4
Supply	1,168,082	856,125	36.4	The variation is mainly due to: (i) increase of +R$ 311,957 million (+36.4%) in the Fixed Revenue of the Angra 1 and 2 plants, in accordance with ANEEL Homologatory Resolution No. 3,002 of 12/14/2021. The main factors for the increase in Revenue were: (a) coverage of costs related to nuclear fuel in November and December 2020, which were reduced from the Fixed Revenue of 2021, impacting 1Q21 by - R$ 77.3 million , which did not occur in 1Q22, and (b) the update of the decommissioning plan for nuclear plants, which required Eletronuclear to increase the contribution of resources to the fund for this purpose, impacting 1Q22 by + R$ 46.6 million .
Other Revenues	355	62	472.6	The variation is mainly due to: (i) revenue from rental of Eletronuclear's properties from several tenants, in the amount of R$ 62 thousand, in 1Q21, while in 1Q22, revenue from rental of properties of Eletronuclear was worth R$ 74 thousand; (iii) revenue from the Engevix leniency agreement, in the amount of R$281 thousand.
Deductions from Operating Revenue	-143,090	-104,875	36.4	Variation proportional to revenue.
ROL	1,025,347	751,312	36.5

Operating Costs and Expenses

The Net Operating Revenue posted an increase of 11.6% in 1Q22 compared to 1Q21, going from R$ 585 million in 1Q21 to R$ 653 million in 1Q22. Variations for each expense account are detailed below:

PMSO - BRL Thousand	1Q22	1Q21	Variation (%)	Analysis
Personnel	-171,640	-158,418	8.3	The variation is mainly due to: (i) provision referring to the salary readjustment of the ACT (Collective Labor Agreemente) in the amount of R$ 11.2 million, considering an estimated increase in Rio/Angra base of 9.16%, as the salary readjustment resulting from of the ACT has not yet been implemented at Eletronuclear, impacting an increase, in particular, in salary (R$ 4.4 million) and additional items in general (R$ 6.4 million);
				In 1Q22, there were still other increases in: (ii) medical assistance and occupational health (R$ 2.9 million); (iii) Christmas bonus salary (R$ 2.5 million); and (iv) training (R$ 1.2 million); On the other hand, there was a reduction in: (v) vacations of R$ 4.2 million.
Material	-12,395	-5,706	117.2	The variation is mainly due to: (i) the usual consumption of materials not considering the stoppage period may vary according to the type of material consumed in the maintenance of the plants, without relevant facts.
Services	-71,662	-67,986	5.4	No relevant variation. There were no plant stoppages for refueling in the compared quarters.
Agreed Dismissal Plan/PAE (Provision)	2,332	2,357	1.1	The variation is mainly due to: (i) reversals of provisions referring to post-employment benefits (health plan) in agreed dismissal programs.
Other	-31,895	-27,672	15.3
Other Operating Expenses	-31,895	-27,672	15.3	The variation is mainly due to: (i) lower registration of IFRS16 in the amount of R$1.9 million; (ii) contribution to the EPRI in the amount of R$1.7 million with no counterpart in 1Q21; and (i) higher expenses with property rental due to the on-site return in the amount of R$1.0 million.
TOTAL PMSO	-285,260	-257,425	10.8

Operating Costs - BRL Thousand	1Q22	1Q21	Variation (%)
Charges on Electricity Grid Use	-50,067	-39,877	25.6	The variation is mainly due to: (i) increase in the transmission cost (R$3.7 million); (ii) increase in Distribution cost (R$6.4 million), considering that part of the Distribution cost in 1Q21 was allocated in 2Q21 due to non-receipt of invoices within the quarter. There was a CUST (Transmission System Usage Contracts) adjustment in July/2021 in the order of 13.2%.
Fuel	-130,564	-125,754	3.8	No relevant variation. There were no plant stoppages for refueling in the compared quarters.
Depreciation and Amortization	-143,828	-149,262	-3.6	No relevant variation.
TOTAL Operating Costs	-324,459	-314,893	3.0

Operating Provisions - BRL Thousand	1Q22	1Q21	Variation (%)
Operating Provisions	-43,235	-13,002	232.5	The variation is mainly due to: (i) updating of forecasts of (a) labor contingencies in the amount of R$5.6 million (b) tax contingencies in the amount of R$9.8 million; (ii) higher actuarial provision recording in the amount of R$ 13.4 million, mainly as a result of the updating of the actuarial report.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

Financial Income - BRL Thousand	1Q22	1Q21	Variation (%)
Financial Revenue	83,886	81,943	2.4
Revenue from Financial Investments	12,624	11,500	9.8	The variation is mainly due to: (i) gains in the amount of R$ 11.5 million, in 1Q21, in investments with foreign exchange fund for Angra III Plant, while, in 1Q2022, gains were R$ $12.6 million in DI fund applications, both coming from AFAC (Advance for Future Capital Increase) resources.
Inflation Adjustment on Assets	5,134	626	720.1	The variation is mainly due to: (i) positives updates of judicial deposits in the compared periods.
Exchange Rate Change on Assets	62,520	405	15,337.0	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency due to exchange rate fluctuation in the compared periods. Thus, the net exchange variation (assets and liabilities) was +R$ 113.8 million.
Other Financial Revenues	3,608	69,412	-94.8	The variation was mainly due to: (i) in 1Q21, the decommissioning fund presented a positive financial income of R$ 69 million, justified by the higher variation of US dollar currency in that period. While, in 1Q22, there was a devaluation of dollar in the period.
Financial Expenses	-253,101	-215,485	17.5
Debt Charges - Loans and Financing	-126,190	-117,943	7.0	The variation is mainly due to: (i) increase in the TJLP (Long-term Interest Rates) in the compared periods from 4.61% to 5.32%
Charges - Leasing	-191	-634	-69.9	The variation is mainly due to: (i) reduction in leasing liabilities as a result of amortizations in the compared periods. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating lease agreements and starts to recognize in its income statement the effects of the depreciation of the rights of use of the leased assets, and the financial expense and the exchange variation calculated based on the financial liabilities of the leasing contracts.
Inflation Adjustment on Liabilities	-34,177	-6,953	391.5	The variation is mainly due to: (i) increase in the updating of AFACs (Advance for Future Capital Increase) in the amount -R$ 26.7 million.
Exchange Rate Change on Liabilities	18,485	-33,286	-155.5	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency due to exchange rate fluctuation in the compared periods. Thus, the net exchange variation (assets and liabilities) was +R$ 113.8 million.
Other Financial Expenses	-111,028	-56,669	95.9	The variation is mainly due to: (i) increase in the portion of recognition of adjustment to present value of the decommissioning liability in the amount of R$ 4.1 million; and (ii) negative income from the decommissioning fund in the amount of R$ 50.2 million, considering the lower variation of the US dollar currency in the compared quarters and also due to the change in the exclusive fund regulation as of February 2021. The regulation of the Decommissioning Fund aimed at investing resources in a portfolio composed of National Treasury bonds, seeking to monitor the exchange rate variation through operations with future dollar. After the change, the exclusive fund in which the resources for the demobilization of Angra 1 and 2 are invested, started to follow the exchange variation, in the partial or total proportion of its shareholders' equity. This change aimed to improve the backing of the funds of the decommissioning fund (79% in local currency and 21% in US dollars), according to the actuarial analysis conducted by an independent auditor, carried out annually, in order to comply with standard 9.02 of the National Commission of Nuclear Energy - CNEN.
Financial Income	-169,215	-133,542	-26.7

Income Tax and CCSL - BRL Thousand	1Q22	1Q21	Variation (%)
Current IR and CSLL	-94,795	-45,040	110.5	The variation is mainly due to: (i) Result applied to taxable income for the period.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 1Q22 Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

In 1Q22, the Company announced a result 12.5% lower than in 1Q21, from a profit of R$ 4.2 million in 1Q21 to a profit of R$ 3.6 million in 1Q22, mainly due to the factors described below.

Operating Costs and Expenses
Operating expenses and costs decreased by 15.7% in 1Q22 compared to 1Q21, from R$1,156 thousand in 1Q21 to R$ 975 thousand in 1Q22, with the variations listed below:

Gross Revenue - R$ Thousand	1Q22	1Q21	Variation (%)	Analysis
Other Incomes	92	91	1.1	The variation was mainly due to: (i) 2% remuneration from Eletropar referring to Eletronet's businesses, which vary according to the use of fibers by Eletronet.
ROL	92	91	1.1

PMSO - R$ Thousand	1Q22	1Q21	Variation (%)	Analysis
Personnel	-416	-670	-37.9	The variation was mainly due to: (i) replacement of 2 employees recruited from Eletrobras, by outsourced employees.
Supplies	0	-2	-100.0	The variation was mainly due to: (i) purchase of office supplies, which is made according to consumption.
Services	-559	-223	150.7	The variation was mainly due to: (i) replacement of 2 employees recruited from Eletrobras by outsourced ones during 2021 and the hiring of RBA office to support accounting activities as of October 2021.
Other	0	-260	-100.0
Other Operating Expenses	0	-260	-100.0	The variation was mainly due to: (i) higher provision for the amount of rents in 1Q21, regularizing part of the amount reversed in 2022.
TOTAL PMSO	-975	-1,155	-15.6

Operating Costs - R$ Thousand	1Q22	1Q21	Variation (%)	Analysis
Depreciation and Amortization	0	-1	-100.0	The variation was mainly due to: (i) in 1Q22, the amortization of assets was ended, with depreciation of assets with immaterial values.
TOTAL OPERATING COSTS	0	-1	-100.0

Financial Result - R$ Thousand	1Q22	1Q21	Variation (%)	Analysis
Financial Income	1,624	245	562.9
Income from financial investments	1,624	100	1524.0	The variation was mainly due to the following reasons: (i) in 1Q22 there was a significant increase in rates (SELIC rose from 2% in Jan/21 to 11.75% in Mar/22) that make investment funds profitable. The financial assets that make up the fund's portfolio are directly exposed to the risk of changes in fixed and floating interest rates (SELIC/CDI); (ii) additionally, there was an increase in the principal of R$ 2 million.
Other Financial Income	0	145	-100	The variation was mainly due to: (i) monetary restatement at the SELIC rate of tax credits in 1Q21, which did not occur in 1Q22.
Financial Expenses	-527	-242	117.8
Other Financial Expenses	-527	-242	117.8	The variation was mainly due to: (i) increase in the SELIC rate applied to amounts received from Eletronet that have not yet been passed on to the Assignors, with these amounts being invested in investment funds with their income recognized as financial expenses.
Financial Result	1,097	3	36,466.7

Equity - R$ Thousand	1Q22	1Q21	Variation (%)	Analysis
Equity	3,431	4,400	-22.0	The variation was mainly due to: (i) loss in EMAE's Equity Income, and lower gains in CTEEP's.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q22	1Q21	Variation (%)	Analysis
Current IR and CSLL	0	829	100.0	The variation occurred mainly for the following reason: (i) in 1Q22, there was a tax loss, despite the accounting profit.

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.